The information in this prospectus supplement is not complete and may be changed. A registration statement has been filed with the Securities and Exchange Commission. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

[Filed Pursuant to Rule 424(b)(5)]
Registration No. 333-143667

Subject to Completion, Dated September 5, 2007

Prospectus Supplement
(To Prospectus dated June 20, 2007)

14,000,000 Shares

AIRSPAN NETWORKS INC.

Common Stock

We are offering 14,000,000 shares of our common stock. Our common stock is traded on the NASDAQ Global Market under the symbol “AIRN.” On September 4, 2007, the last reported sale price of our common stock as reported on the NASDAQ Global Market was $2.52 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-8 of this prospectus supplement.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds, before expenses, to Airspan Networks Inc.	$	$

Airspan has granted the underwriters the right to purchase up to an additional 2,100,000 shares of our common stock to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Needham & Company, LLC	Stephens Inc.

The date of this prospectus supplement is   , 2007.

i

ABOUT THIS PROSPECTUS SUPPLEMENT

We are providing information to you about this offering of our common stock in two parts. The first part is this prospectus supplement, which provides you with specific information regarding the terms of this offering and certain other information, some of which may not be applicable to this offering. The second part is the accompanying prospectus, which provides general information. Generally, when we refer to this “prospectus,” we are referring to both documents combined. Both this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, include important information about us, the common stock being offered, and other information you should know before investing in our common stock.

You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the heading “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” in this prospectus supplement before investing in our common stock. This prospectus supplement adds to, updates, and changes information contained in the accompanying prospectus and the information incorporated by reference. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus or any document incorporated by reference, you should rely on the information in this prospectus supplement. If any statement in one of these documents is inconsistent with a statement in another document having a later date, the statement in the document having the later date modifies or supersedes the earlier statement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus, and any free writing prospectus. No person has been authorized to give any information or to make any representation not contained or incorporated by reference in this prospectus supplement or the accompanying prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by us or any underwriter, dealer or agent. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer to sell or a solicitation of an offer to buy securities in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus is accurate as of any date other than the respective dates on the front of those documents.

In this prospectus supplement and in the accompanying prospectus, unless the context requires otherwise, references to “Airspan,” the “Company,” “we,” “us” and “our” mean Airspan Networks Inc. and its subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This prospectus supplement, the accompanying prospectus and the documents we incorporate by reference in this prospectus supplement and the accompanying prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of historical facts, included in this prospectus supplement, the accompanying prospectus or incorporated herein or therein by reference, including statements regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, may be deemed to be forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. These important factors include the factors that we identify in the documents we incorporate by reference in this prospectus supplement and the accompanying prospectus, particularly the factors referenced under the heading “Risk Factors.” You should read these factors and other cautionary statements made in this prospectus supplement and the accompanying prospectus and in the documents we incorporate by reference as being applicable to all related forward-looking statements wherever they appear in this prospectus supplement, the accompanying prospectus and in the documents we incorporate by reference. We do not assume any obligation to update any forward-looking statements.

PROSPECTUS SUPPLEMENT SUMMARY

The following summary does not contain all of the information that may be important to purchasers of our common stock. Prospective purchasers of our common stock should carefully review the detailed information and financial statements, including the notes thereto, appearing elsewhere in or incorporated by reference into this prospectus supplement and the accompanying prospectus.

The Company

We are a global supplier of broadband wireless equipment supporting the Worldwide Interoperability for Microwave Access (“WiMAX”) protocol standard, which provides a wide area telecommunication access network to connect end-users to telecom backbone networks. The WiMAX standard is established by the WiMAX Forum®, a self-regulatory, industry standards-setting organization. While our main product focus is WiMAX, we utilize other supplemental technologies, including Wireless Fidelity (“Wi-Fi”) and Voice-over-Internet Protocol (“VoIP”), which allow communications network operators and service providers to deliver high-speed data and voice services cost-effectively using wireless communications rather than wired infrastructure.

Historically, the primary market for our wireless systems has been fixed point to multi-point applications. Our development of new technology has expanded the market to include portable and mobile applications. Today, we produce radio base station equipment to transmit radio signals from a central location to the end-user who is equipped with a subscriber receiving unit. Our WiMAX products now enable major network migrations to Internet Protocol (“IP”), which makes higher transmission speeds possible due to more efficient transmission techniques. After the expected certification of mobile WiMAX standards, we expect our mobile applications will be made available directly to end-user devices such as laptops and PDAs to deliver wireless connectivity — at home, in the office and on the move. Leveraging our experience with WiMAX technology and our experience gained from 15 years of developing and deploying broadband wireless systems, we are focused on developing products for these mobile WiMAX applications in addition to our fixed wireless products.

Our primary target customers are communications service providers and other network operators that deploy WiMAX networks in licensed and unlicensed (license-exempt) spectrums worldwide. These customers include incumbent local exchange carriers (often referred to as “local exchange carriers,” “ILECs”, or simply telephone companies), Internet service providers (often referred to as “ISPs”), Wireless Internet service providers (often referred to as “WISPs”), Mobile Virtual Network Operators (often referred to as “MVNOs”), Competitive Local Exchange Carriers (“CLECs”), and other telecommunications users, such as utilities and other enterprises. As mobile WiMAX products are deployed, we are also targeting mobile and cellular carriers, which represent a significant expansion of our traditional addressable market. Our broadband wireless systems have been installed by more than 400 network operators in more than 100 countries.

Each of our wireless systems uses digital radio technologies, which provide wide-area or local-area coverage, robust security and resistance to fading. Our systems synchronize available bandwidth with the specific services being provided, thereby facilitating the most efficient use of radio equipment resources and spectrum. Our systems are designed as modular solutions enabling the expansion of existing deployments as technologies and customer needs evolve. We provide a wide range of subscriber devices that deliver voice and data connection, or a combination of both, eliminating the need for multiple access devices in customer premises. We are also developing a portable miniature device that can be plugged into a standard laptop and can provide VoIP capability, thereby optimizing the use of WiMAX for voice services.

Our products include software products that enable our customers to perform ongoing network management. The network management systems provide diagnostic and management tools that allow our customers to monitor and optimize their installations. To facilitate the deployment and operation of our systems, we also offer network installation, training, radio planning and support services.

Our Strategy

Historically, our business addressed communications service providers that use fixed, non-WiMAX wireless infrastructure to deliver services in those parts of their service areas that are difficult or not cost effective to reach using copper or fiber. We now offer a comprehensive range of WiMAX solutions to support these traditional fixed wireless applications as well as the broader market for the mobile applications that WiMAX is expected to enable. We are leveraging many years of experience in complex radio systems design to provide innovative and cost-effective products for all types of WiMAX users.

We have transitioned our company over the last three years to focus on WiMAX product development and sales and marketing. As a result, a substantial majority of our resources are now dedicated to WiMAX-based products. As new mobile broadband technologies drive growth in the wireless market and enable communications carriers to offer additional services, we expect the overall market for broadband wireless equipment to expand dramatically.

We plan to capture as much of this market growth as possible with our WiMAX product line based on three key strategic differentiators:

•	First, we intend to exploit our early mover advantage as a technology leader.

We have developed a robust portfolio of WiMAX products over the past four years and have been selected by major carriers to provide their next generation broadband wireless capability. We are a charter member of the WiMAX Forum®, which has grown to more than 300 members. The WiMAX Forum® continues to work with the Institute of Electrical and Electronics Engineers, Inc. (“IEEE”) to establish and develop WiMAX standards, including the IEEE 802.16-2004 standard (the “802.16d standard”) for fixed and some nomadic applications and, more recently, the IEEE 802.16-2005 standard (the “802.16e standard”) for mobile and some nomadic and portable applications. Compliance with standards promulgated by the WiMAX Forum® assures interoperability of products with any other vendor’s WiMAX-certified products.

•	Second, we will provide a full range of WiMAX products to allow flexible and cost-effective deployment, service and delivery options for our customers.

Many carriers focus on radio coverage which allows them to minimize the number of base station sites that they require. Our product architecture supports high performance operations using methods including multiple-in, multiple out (“MIMO”) transmission techniques, diversity of radio signal transmission (transmit and receive diversity) and other extensions of basic radio transmission, to maximize the coverage footprint from a single base station site. Our potential customers often test and compare the coverage capabilities of various equipment suppliers, and we focus on differentiating our performance in this critical benchmark metric. By deploying superior coverage solutions, operators can reach a broader customer base in their available radio spectrum with lower capital expenditures. In particular, our HiperMAX product has been designed for customers that require high coverage performance.

Our MicroMAX product line provides a smaller, lower cost base station that enables operators to deploy WiMAX in geographic areas where the population of potential subscribers is less dense. As a result, the operator can deliver wireless broadband service to these markets cost-effectively and with a minimum commitment of capital while still achieving network economies of scale.

Since the number of target applications for WiMAX is broad, we have recognized that a single type of subscriber receiving unit will not fit the needs of all end-user applications. Our strategy is to offer three basic types of WiMAX subscriber units to support the large number of additional devices expected to be made available to consumers as the WiMAX ecosystem expands, including WiMAX enabled cell phones. Our EasyST is a small unit that can be installed directly by the end customer in attractive home packaging. Our ProST, a subscriber unit aimed at the outdoor installation market, combines superior radio performance with a number of data networking and powering options. We are also developing a portable device for laptop applications in a USB form factor that works across a wide range of radio frequencies running mobile WiMAX. Furthermore, we provide product packaging that includes optional integrated Wi-Fi access capability and Voice Service support for the EasyST and the ProST.

•	Third, we offer products that address the primary radio frequencies being made available for WiMAX, thereby allowing us to address numerous licensed and unlicensed customer opportunities.

Carriers around the world have access to a wide range of radio spectrums. Many carriers planning to launch WiMAX networks have different specific radio bands, so the addressable market is broadest for equipment providers with the widest range of frequencies supported by their equipment. A licensed spectrum is typically leased from a government agency. Some carriers do not have access to licensed radio spectrums at all, and we provide products that can be used by these carriers also. We provide products in both licensed and unlicensed, or license-exempt, frequencies allowing our customers to make the most of the available spectrums in the areas in which they operate.

Corporate Information

Our corporate headquarters are located in Boca Raton, Florida. Our main operations, manufacturing and product development centers are located in Uxbridge, United Kingdom, Airport City, Israel, and Espoo, Finland. We maintain our principal executive offices at 777 Yamato Road — Suite 310, Boca Raton, Florida 33431. Our telephone number in Boca Raton is (561) 893-8670. Our website is at www.airspan.com. The information contained on our website does not constitute part of this prospectus supplement or the prospectus.

Airspan is a Washington corporation organized in 1999 and is the successor to Airspan Communications Corporation (“ACC”), a corporation which was organized in Delaware on January 30, 1998. ACC merged into Airspan Networks Inc. in 1999.

The Offering

Common Stock Offered by Airspan
14,000,000 shares
Common Stock to be Outstanding after the Offering
54,847,673 shares
Use of Proceeds
We will use the net proceeds of this offering to fund the continued expansion of our WiMAX business and for other general corporate purposes. See “Use of Proceeds.”
Risk Factors
See “Risk Factors” and other information included in this prospectus supplement for a discussion of risks you should carefully consider before deciding to invest in shares of our common stock.
NASDAQ Global Market Symbol
AIRN

The information above is as of July 1, 2007 and excludes 28,883,235 shares, consisting of (i) 5,357,833 shares of common stock reserved for issuance upon exercise of outstanding stock options held by employees and directors at a weighted average exercise price of $4.28 per share, (ii) 3,456,402 shares of common stock available for future issuance under our 2004 Omnibus Equity Compensation plan and our 2000 Employee Stock Purchase Plan and (iii) 20,069,000 shares issuable upon conversion of our Series B preferred stock. Unless otherwise stated, all information contained in this prospectus supplement assumes that the underwriters will not exercise their over-allotment option. If the underwriters exercise their over-allotment option in full, we will issue and sell an additional 2,100,000 shares of our common stock. See “Underwriting.”

Our Series B Preferred Stock — Potential Antidilution Adjustment; Anticipated Deemed Dividend Charge. If the sale price to the underwriters determined on a per share basis is $2.90 or less there will be an antidilution adjustment to the number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock. The number of additional shares, if any, issuable upon conversion of the Series B preferred stock as a result of this antidilution adjustment will not be calculable until the sale price to the underwriters in this offering has been determined. As a result of the anticipated antidilution adjustment to the Series B preferred stock, we currently expect to record a non-cash charge to earnings for a deemed dividend to our Series B preferred stockholders in the quarter in which the closing of this offering occurs. The amount of this charge would be calculated in accordance with generally accepted accounting principles based on the value of the additional shares of common stock issuable upon conversion of the Series B preferred stock as a result of the antidilution adjustment. We currently expect that the amount of this charge will be calculated by multiplying the additional shares issuable upon conversion of the Series B preferred stock as a result of the antidilution adjustment by $2.99 per share which was the price of our common stock on September 25, 2006, the date of issuance of the Series B preferred stock. See “Risk Factors — Risks associated with our Series B preferred stock.”

Summary Consolidated Financial Data

The following summary of our consolidated financial data should be read together with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included herein and incorporated by reference into this prospectus supplement from our Quarterly Report on Form 10-Q for the quarter ended July 1, 2007 and our Annual Report on Form 10-K for the year ended December 31, 2006. The consolidated statement of operations data and balance sheet data for the years ended December 31, 2002 through 2006 are derived from our audited consolidated financial statements, which have been audited by the independent registered public accounting firms of Ernst & Young LLP for the fiscal years ended December 31, 2002 through 2004 and Grant Thornton LLP for the fiscal years ended December 31, 2005 and 2006. The selected financial data for the six months ended July 1, 2007 and July 2, 2006 are derived from unaudited financial statements.

	Years ended December 31,					Six months ended (Unaudited)
	2002(1)	2003(2)	2004	2005(3)(4)	2006	July 2, 2006	July 1, 2007
	(in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Revenue	$25,930	$30,651	$94,647	$110,966	$127,812	$69,235	$48,733
Cost of revenue	21,242	27,691	67,243	79,467	94,948	54,072	38,631
Gross profit	4,688	2,960	27,404	31,499	32,864	15,163	10,102
Operating expenses:
Research and development	13,642	14,395	18,794	21,157	24,797	12,785	11,387
Sales and marketing, including bad debts	13,821	11,335	11,562	12,579	19,460	10,782	7,825
General and administrative	8,969	8,741	11,042	12,682	16,039	8,082	8,174
Amortization of intangibles	44	172	723	942	1,060	550	468
Restructuring provisions	1,420	750	413	1,150	2,183	—	(485)
Total operating expenses	37,896	35,393	42,534	48,510	63,539	32,199	27,369
Loss from operations	(33,208)	(32,433)	(15,130)	(17,011)	(30,675)	(17,036)	(17,267)
Interest and other income, net	2,208	2,983	3,217	1,388	1,227	796	500
Loss before income taxes	(31,000)	(29,450)	(11,913)	(15,623)	(29,448)	(16,240)	(16,767)
Income taxes (charge)/credit	2,862	(5)	1,938	546	246	279	(37)
Net loss	(28,138)	(29,455)	(9,975)	(15,077)	(29,202)	(15,961)	(16,804)
Deemed dividend associated with beneficial conversion of preferred stock	—	—	(10,439)	—	(9,179)	—	—
Net loss attributable to common stockholders	($28,138)	($29,455)	($20,414)	($15,077)	($38,381)	($15,961)	($16,804)
Net loss attributable to common stockholders per share – basic and diluted	($0.80)	($0.84)	($0.56)	($0.39)	($0.96)	($0.40)	($0.41)
Shares used to compute net loss attributable to common stockholders	35,259	35,073	36,442	38,737	40,026	39,818	40,675

	Years ended December 31,					Six months ended (Unaudited)
	2002(1)	2003(2)	2004	2005(3)(4)	2006	July 1, 2007
	(in thousands)
Consolidated Statement of Operations Data:
Cash, cash equivalents and short-term investments	$53,241	$33,926	$66,296	$53,495	$27,234	$24,404
Working capital	71,647	36,603	65,476	44,196	47,422	33,708
Total assets	97,861	83,272	115,198	120,452	110,554	93,859
Total debt	—	—	—	1,349	1,707	9,260
Stockholders’ equity	$78,100	$49,013	$73,165	$64,611	$67,702	$53,247

(1)	On October 4, 2002, we acquired Marconi Communications Israel Ltd.
(2)	On December 23, 2003, we acquired the fixed wireless access business of Nortel Networks (“Proximity”).
(3)	On June 16, 2005, we acquired ArelNet Ltd. of Israel (“ArelNet”).
(4)	On November 9, 2005, we acquired Radionet Oy, Ltd. of Finland (“Radionet”).

RISK FACTORS

Investment in our securities involves a high degree of risk. You should consider carefully the following risk factors as well as other information in this prospectus supplement and the documents incorporated by reference herein or therein, before purchasing any of our securities. If any of the following risks actually occur, our business, operating results and financial condition could be adversely affected. This could cause the market price of our common stock to decline, and you may lose all or part of your investment.

Risks Associated with Our Business

We may continue to incur substantial losses and negative operating cash flows and may not succeed in achieving or maintaining profitability in the future.

We have incurred net losses and negative cash flows since we became an independent company, and as of July 1, 2007, we had an accumulated deficit of $258 million. We anticipate that we will continue to experience negative cash flows over the remainder of 2007. Our operating losses have been due in part to the commitment of significant resources to our research and development and sales and marketing departments. We expect to continue to devote resources to these areas and, as a result, we will need to increase substantially our quarterly revenues to achieve and maintain profitability. We cannot be certain that we will achieve sufficient revenues for profitability. If we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future. Continuous cash outflows can lead to the need for new financing, which may not be available on favorable terms, or at all.

If we are unable to develop and successfully sell WiMAX certified mobile products in a timely fashion, our business will be materially adversely affected.

Certification for mobile WiMAX products based on the IEEE-802.16-2005 (referred to hereinafter as “802.16e”) standard is currently expected to be available in the first half of 2008, and we expect that carriers will begin to deploy this standard soon thereafter. If our mobile WiMAX products are not certified soon after certification is available, if our products do not operate with the products of other suppliers or if the development of those products is otherwise delayed, there would be a material adverse effect on our business. We would be at a significant disadvantage in the marketplace if we are not able to launch certified mobile WiMAX products at the time carriers begin to deploy the anticipated new mobile standard. Even if our products are available and certified, we cannot provide any assurance that we will be able to sell our products or to develop relationships with system integrators and original equipment manufacturer (“OEM”) partners in order to sell our products.

If we are unable to compensate for declining sales of obsolescent products with sales of new WiMAX products, our revenues will continue to decline.

As certain of our current products become obsolescent, growth in sales of our new WiMAX products will be needed to compensate for this decline in revenues. As WiMAX is now regarded as likely to become a principal standard for the broadband wireless industry, we are facing the risk of obsolescence of our non-WiMAX products. As a result, we expect our sales to continue to be materially adversely affected until increasing sales of WiMAX products compensate for the decline in sales of non-WiMAX products. For example, sales of our proprietary products declined in 2006 and declined significantly in the first six months of 2007 and are expected to continue to decline. While our WiMAX sales have been increasing, those increases have not yet been sufficient to offset the decline in sales of our non-WiMAX products. In the course of committing to research and development, enhancing our existing products and developing the WiMAX product line, we have made projections and assumptions about the potential demand for our various product lines. If our projections or assumptions are incorrect for any reason, and our product lines do not sell as projected, our results of operations will be materially adversely affected.

Our products may infringe on the intellectual property rights of third parties, which may result in lawsuits that could be costly to defend and prohibit us from selling our products.

Third parties could assert exclusive patent, copyright, trademark and other intellectual property infringement claims against us, our products or the technologies that are important to us. If any inquiry from a third party relating to patents or trademarks leads to a proceeding against us and we are unable to defend ourselves successfully, our ability to sell our products may be adversely affected and our business would be harmed. In addition, third parties may assert claims, or initiate litigation against us or our manufacturers, suppliers or customers with respect to existing or future products, trademarks or other proprietary rights. Any claims against us, or customers that we indemnify against intellectual property claims, with or without merit, may:

•	be time-consuming, costly to defend and harm our reputation;
•	divert management’s attention and resources;
•	cause delays in the delivery of our products;
•	require the payment of monetary damages;
•	result in an injunction, which would prohibit us from using these technologies and require us to stop shipping our systems until they could be redesigned, if possible; and
•	require us to enter into license or royalty agreements, which may not be available on acceptable terms or require payment of substantial sums.

The status of intellectual property directed to or covering WiMAX technology is currently unclear and developing. It is difficult to determine what parties, if any, hold patents or other rights with respect to intellectual property that is used in WiMAX products, including ours. In addition, Mobile WiMAX technology is a new technology with greater uncertainty regarding the status of relevant intellectual property and could involve greater patent licensing issues and more potential for intellectual property disputes than fixed WiMAX technology. A September 2006 patent survey commissioned by the WiMAX Forum® suggest that there are more than 1,550 existing patents that may be deemed to cover some portion of WiMAX technology. We believe that the number of patents that may be deemed to cover WiMAX technology is increasing. We cannot be certain that holders of some of these patents or other patent holders will not assert claims against us in the future, including after we begin to sell mobile WiMAX products. From time to time, we have received, and expect to continue to receive, correspondence from various other parties offering licenses to patents or providing notice of claims of infringement, misappropriation or misuse of other parties’ proprietary rights. Some of these claims may lead to litigation.

For example, we received a letter dated November 9, 2006 from Wi-LAN Inc. (“Wi-LAN”) raising various patent infringement claims and offering us a license of various Wi-LAN patents relating to technology used in all of our WiMAX and WiFi based products. After reviewing Wi-LAN’s Claims, on February 1, 2007, we sent a letter to Wi-LAN notifying them that we did not believe that we require a license from Wi-LAN. On May 29, 2007, we received a follow up letter and materials from Wi-LAN which continued to assert those claims. The Company has reviewed this matter in consultation with its patent counsel, and believes it has meritorious defenses against these claims. If Wi-LAN decides to pursue claims against us for patent infringement, we might not be able to defend such claims successfully. Even if we were to prevail in such litigation, the associated costs could deplete our financial resources, and our management’s attention and resources could be diverted. Alternatively, we may be required to seek a license to use certain technology from Wi-LAN. We cannot be certain that Wi-LAN would provide such a license or, if it did, what the economic or other terms of the license would be. Such a license could require us to make significant payments with respect to past and/or future sales of our products, and such payments might significantly reduce the margins on sales of our products.

Any reduction in expenditures by communications service providers could have a negative impact on our results of operations.

Our products are sold to telecommunications carriers and service providers. A decline in their capital spending may reduce our sales, increase the need for inventory write-offs and increase our losses and our requirements for additional working capital, which may not be readily available to us. This could result in downward pressure on the price of our products, all of which would have a material adverse effect on our results of operations and stock price. Further, the number of carriers and service providers that are our potential customers may not grow or may decline as a result of, among other things, the substantial capital requirements needed to establish networks and the limited number of licenses granted in each country.

Since our revenues may vary from quarter to quarter and a significant percentage of our expenses are fixed and do not vary with revenues, our quarterly operating results are volatile and difficult to predict, which may negatively affect our stock price.

Our quarterly and annual operating results have fluctuated in the past and will likely vary in the future for a variety of reasons, many of which are outside of our control, including the following:

•	changes in the mix of our products sold, including the growth of sales of our WiMAX products offset by declines in sales of our legacy products and the wind down in sales under our contract with YOZAN Inc.;
•	fluctuations in the size and timing of orders, as our customers are not typically required to purchase a specific number of our products in any given quarter;
•	the budget cycles of our customers and the timing of purchases by our customers and end-users of our products;
•	the size and timing of major deployments of our products;
•	delays in shipments or payment due to our customers’ inability to obtain licenses or for other reasons;
•	the loss of a major customer;
•	the adoption of new standards in our industry;
•	the development of competing technology, products or service, which may cause us to lose customers;
•	our ability to attract and retain technical and other talent;
•	the inability of our suppliers or manufacturers to fulfill our orders as a result of a shortage of key components;
•	mergers or acquisitions by us, our customers or our competitors;
•	the fulfillment of criteria necessary for us to recognize revenue; and
•	general economic conditions worldwide and in the United States.

We incur expenses in significant part based on our expectations of future revenue, and we expect our operating expense — in particular, salaries and lease payments — to be relatively fixed in the short run. Accordingly, any decline in revenue for a particular quarter could have an immediate negative effect on results for that quarter, possibly resulting in a change in financial estimates or investment recommendations by securities analysts, which could result in a fall in our stock price. Because of the fluctuations we have experienced in our quarterly results, we do not consider quarter-to-quarter comparisons of our results of operations to be necessarily meaningful, and you should not rely on results in any particular quarter or quarters as an indication of future performance.

If we are not able to implement a program to reduce product costs over time, introduce new products or increase sales volume to respond to declines in the average selling prices of our products, our gross margin may decline.

We expect the average selling prices of our products to decline due to a number of factors, including competitive pricing pressures, rapid technological change, industry standardization and volume sales discounts. Accordingly, to maintain or increase our gross margin, we must develop and introduce new products or product enhancements with higher gross margins and implement product cost reductions. If our average selling prices continue to decline and we are not able to maintain or increase our gross margin, our results of operations could be harmed. In addition, when carriers begin to deploy systems using mobile WiMAX standards, which we expect will begin in 2008, our competitors may offer their products at relatively low prices in an effort to achieve early market acceptance. Accordingly, we may experience downward pricing pressure on our products, which would have an adverse affect on our margins.

Since we incur most of our operating expenses and a portion of our cost of goods sold in foreign currencies, fluctuations in the values of foreign currencies could have a negative impact on our profitability.

Although 76% and 81% of our sales in the six months of 2007 and for 2006, respectively, were denominated in U.S. dollars, and a majority of our cost of goods sold were denominated in U.S. dollars, we incur most of our operating expenses and a portion of our cost of goods in British pounds and, to a lesser extent, New Israeli shekels and euros. In the six months periods ended July 1, 2007 and July 2, 2006, approximately 25% and 21%, respectively, of our combined operating expenses and cost of goods sold were denominated in British pounds. We expect these percentages to fluctuate over time. Fluctuations in the value of foreign currencies could have a negative impact on the profitability of our global operations, and our business and our currency hedging activities may not limit these risks. The value of foreign currencies may also make our products more expensive than local products because we typically bill in U.S. dollars.

Rapid technological changes and evolving industry standards, frequent new product introductions and short product life cycles may adversely affect our results of operations.

The markets for our products have been characterized by rapidly changing technologies, evolving industry standards, frequent new product introductions and short product life cycles. Our success depends, in substantial part, on the timely and successful introduction of high quality new products and upgrades, as well as cost reductions on current products to address the operational speed, bandwidth, efficiency and cost requirements of our customers. With the adoption by the wireless broadband industry of the IEEE 802.16 and ETSI HiperMAN wireless MAN standards, our success will also depend on our ability to comply with these and other emerging industry standards and to operate with products of other suppliers.

With our WiMAX products, we are focused on delivering IP-based operating systems. The development of new, technologically advanced, IP-optimized networking solutions and software products is a complex and uncertain process requiring high levels of innovation, as well as the anticipation of technological and market trends. Our commitment to develop and refine our IP-based operating systems may result in our expenses growing at a faster rate than our revenues, particularly since the initial investment to bring a new or enhanced product to market may be high. We may not be successful in targeting new market opportunities, in developing and commercializing new products in a timely manner or in achieving market acceptance for our new products. As a result, we may expend research and development and other resources on projections that do not result in significant sales.

The success of new or enhanced products depends on a number of other factors, including the timely introduction of those products, market acceptance of new technologies and industry standards, the perceived quality and robustness of new or enhanced products, competing product offerings, the pricing and marketing of our products and the availability of funding for customer networks. Products and technologies developed by our competitors or by us may render certain of our products obsolete. If we fail to respond in a timely and effective manner to unanticipated changes in one or more of the technologies affecting telecommunications and data networking or our new products or product enhancements fail to achieve market acceptance, our ability to compete effectively in our industry, and our sales, market share and customer relationships could be materially and adversely affected.

The adoption of open standards in the broadband wireless communications industry has resulted in increased competition.

With the adoption of WiMAX as the new industry standard for broadband wireless and the setting of standards by the WiMAX Forum®, our focus is increasingly on selling WiMAX products, and on introducing mobile WiMAX products, that are WiMAX Forum® certified or that meet WiMAX standards. We anticipate that other broadband wireless equipment suppliers will also increasingly sell products that are WiMAX Forum® Certified or that meet WiMAX standards. As we bring WiMAX-based systems to market, we may face increased competition from a number of other manufacturers who may no longer be restricted by our intellectual property rights from building competing products. To remain competitive, we believe we must continue to invest significant resources in research and development, sales and marketing and customer support for WiMAX. We cannot be certain that we will have sufficient resources to make these investments or that we will be able to make the technological advances necessary to remain competitive. In developing products that conform to WiMAX Forum® standards, we recognize that, by diminishing product differentiation, standardization may lower the barriers to entry by other manufacturers in the markets in which we seek to sell our products. If companies with greater resources than us manufacture any standards-based products to compete with us, their relative size, resources, marketing skills and financial incentives may prove to be more important to customers than product differentiation alone. Standardization is also likely to result in lower average selling prices. If we are unable to maintain our position as a technology leader in this market of open standards and broader competition, we may suffer reductions in revenues and margins and loss of market share, revenues and operating margins.

If we are not able to implement a program to conform our products to industry standards, our revenues may decline.

We have developed and continue to develop certain of our products in accordance with existing, emerging and anticipated wireless-industry standards. In particular, we developed our WiMAX wireless products and product features to conform to IEEE 802.16-2004 and IEEE 802.16e standards. If our products fail to comply with these standards, we may not be able to sell them. Industry standards are subject to change from time to time by their regulatory bodies. In addition, our competitors may attempt to influence the adoption of standards that are not compatible with our products, and we may not have the resources or ability to influence such adoption ourselves. If, as a result of any changes, the products we have developed fail to meet or are delayed in meeting then-applicable industry standards, we may not be able to sell such products.

Our future success also depends in part on the acceptance by our customers of products that meet these industry standards. If the WiMAX Forum® does not adopt these standards or if our customers are unable to successfully deploy products based on these standards, we will not be successful in selling these products. In addition, potential customers may delay orders in anticipation of the introduction of new products that are designed to comply with anticipated future standards.

Competition from larger, better-capitalized or emerging competitors could result in price reductions, reduced gross margins and loss of or diminished growth of market share.

We compete in a relatively new, rapidly evolving, highly competitive and fragmented market. We now compete with companies that are producing both mobile and fixed wireless communications systems, wired DSL, cable networks, fiber optic cable, certain satellite technologies and other new entrants to this industry, as well as traditional communications companies. The recent adoption of WiMAX standards and the expected increased capital spending on WiMAX applications is likely to result in new competitors entering the markets in which we sell our products.

Competitors vary in size and resources and in products and services offered. With respect to the fixed broadband wireless solutions we offer today for use with licensed and unlicensed frequencies, we believe we compete directly with Nokia Siemens Networks (“Nokia Siemens”), Alcatel-Lucent, Motorola, Inc. (“Motorola”), Huawei Technologies Co., Ltd. (“Huawei”), Alvarion, Ltd. (“Alvarion”), and SR Telecom Inc. (“SR Telecom”), a number of smaller privately-held companies and with divisions of a number of institutional telecommunications equipment companies. In addition, some of the entities to which we currently sell our products may develop the capacity to manufacture their own products.

Many of our competitors are substantially larger than we are and have significantly greater financial, sales and marketing, technical, manufacturing and other resources as well as more established distribution channels and greater name recognition. These competitors may be able to respond more rapidly to new or emerging technologies such as mobile WiMAX and changes in customer requirements than we can and can devote greater resources to attempting to influence the composition of future WiMAX standards. They may also be able to devote greater resources to the development, promotion, sale and financing of their products than we can. Furthermore, some of our competitors have made or may make strategic acquisitions or establish cooperative relationships among themselves or with third parties to increase their ability to gain customer market share rapidly. These competitors may enter our existing or future markets with systems that may be less expensive, provide higher performance or contain additional features. In addition, large customers are sometimes reluctant to base an important line of business on equipment purchased from a smaller vendor such as Airspan. In addition, both larger and smaller communications service providers may also decide to wait to see how a new technology develops before committing any significant resources to deploying equipment from a particular supplier. We believe this tendency to “wait and see” with respect to new technology is already affecting the market place, resulting in increased customer caution on WiMAX purchases in advance of the introduction of WiMAX mobile standards.

We expect our competitors to continue to improve the performance of their current products and to introduce new products or new technologies that may supplant or provide lower-cost or better performing alternatives to our systems. This and other factors could result in lower revenues or a loss of market shares, which could cause our stock price to fall.

An inability to overcome competition from alternative communication systems could adversely affect our results of operations.

We already face, and may increasingly encounter, competition from competing wireless technologies, such as cellular technology, that are constantly improving. Cellular networks are now capable of delivering both voice and broadband data connectivity to fixed, mobile, nomadic and portable applications. These technologies, such as 1XRTT and EVDO, have the ability to provide for multiple voice channels and data services at transmission rates of less than 1 Mbps on the uplink and less than 3 Mbps on the down link. Cellular data rates continue to improve as the technology develops. In addition, our technology competes with other high-speed solutions, such as wired DSL, cable networks, fiber optic cable and occasionally satellite technologies. Our products compete with alternative communications systems on the basis of reliability, price and functionality. For example, the performance and coverage area of our wireless systems are dependent on certain factors that are outside of our control, including features of the environment in which the systems are deployed, such as the amount of clutter (natural terrain features and man-made obstructions) and the radio frequency available. Depending on specific customer needs, these obstacles may make our technology less competitive in comparison with other technologies and make other technologies less expensive, better performing or otherwise more suitable. Our business may also compete in the future with products and services based on other wireless technologies and other technologies that have yet to be developed.

We currently depend on a few key customers for substantially all of our sales. A loss of one or more of those customers could cause a significant decrease in our net revenue.

We currently derive, and expect to continue to derive, a substantial percentage of our net sales from fewer than ten customers. For the six months ended July 1, 2007 and in fiscal 2006, 70% and 72%, respectively, of our revenue was derived from our top ten customers. In addition, in 2006, Axtel S.A.B. de C.V. and YOZAN Inc. accounted for 26% and 19%, respectively, of our revenues. For the six months ended July 1, 2007, Axtel and YOZAN accounted for 20% and 22%, respectively, of our revenues. We expect that revenue from Axtel and YOZAN will decline during second half of 2007 and thereafter. We believe that there are certain economies of scale inherent in our industry. Accordingly, if we are unable to replace the revenue previously generated by Axtel and YOZAN with revenue from other significant customers or if we lose other large customers, our gross profit margins, profitability and efforts to preserve cash resources could be negatively affected.

The amount of revenue we derive from a specific customer is likely to vary from period to period, and a major customer in one period may not produce significant additional revenue in a subsequent period. We anticipate that our operating results will continue to depend on sales to a small number of key customers in the foreseeable future. In general, our contracts with our larger customers involve major deployments that require several months to fulfill, so our results may depend on the same major customers for consecutive quarters. We cannot assure you that, once a contract is fulfilled, the customer will purchase upgrades, new products or services from us. We must, therefore, continually seek new customers in order to increase our revenue, and there can be no assurance that we will be successful in doing so.

Many of our customers execute short-term purchase orders or contracts that allow our customers to terminate without significant penalties.

Our contracts and purchase orders are separately negotiated with each of our customers and the terms vary widely. A majority of our customers execute only short-term purchase orders for a single system or a small number of systems at one time instead of long-term contracts for large-scale deployment of our systems. These contracts and purchase orders do not ensure that these customers will purchase any additional products beyond those specifically listed in the order.

Moreover, since we often believe that these purchase orders may represent the early portion of longer-term customer programs, we often expend significant financial, personnel and operational resources to fulfill these orders. If our customers fail to purchase additional products to fulfill their programs, we may be unable to recover the costs we incur and our margins could suffer.

In addition, our typical contracts are generally non-exclusive and contain provisions allowing our customers to terminate the agreement without significant penalties. Our contracts also may require certain shipment, delivery and installation commitments on our part. If we fail to meet these commitments, our customer contracts typically permit the customer to terminate the contract or impose monetary penalties on us.

Changes in telecommunications regulation or delays in receiving licenses could adversely affect many of our customers and may lead to lower sales.

Many of our customers are subject to extensive regulation as communications service providers, including with respect to the availability of radio frequencies for two-way broadband communications. Each country has different regulations and regulatory processes for wireless communications equipment and for the uses of radio frequencies. Some of our products operate in license-exempt bands, while others operate in licensed bands in different jurisdictions. In addition, changes in laws or regulations that adversely affect existing and potential customers could lead them to delay, reduce or cancel expenditures on communications access systems, which actions would harm our business. In the past, anticipated customer orders have been postponed because of regulatory issues in various countries. The resolution of those issues can be lengthy and the outcome can be unpredictable. Some of the orders we receive from customers are contingent upon their receipt of licenses from regulators, the timing of which can often be uncertain. Depending on the jurisdiction, the receipt of licenses by our customers may occur, if at all, a year or more after they initially seek those licenses.

At present there are few laws or regulations that specifically address our business of providing communications access equipment. However, future regulation may include access or settlement charges or tariffs that could impose economic burdens on our customers and us. We are unable to predict the impact, if any, that future legislation, judicial decisions or regulations in the countries in which we do business will have on our business.

Our sales cycle is typically long and unpredictable, making it difficult to accurately predict inventory requirements, forecast revenues and control expenses.

Typically our sales cycle can range from one month to two years and varies by customer. The length of the sales cycle with a particular customer may be influenced by a number of factors, including the commitment of significant cash and other resources associated with the purchase, lengthy testing and evaluations, and regulatory and licensing requirements on the part of the customer. In addition, the emerging and evolving nature of the communication access market may cause prospective customers to delay their purchase decisions as they evaluate new and/or competing technologies or, wait for new products or technologies to come to market. We expect that our sales cycles will continue to be long and unpredictable, and, as the average order size for our products increases, our customers’ processes for approving purchases may become more complex and lead to an even longer sales cycle. For example, we have found that the length of our sales cycle has increased as an increasing percentage of our revenues comes from WiMAX products. Accordingly, it is difficult for us to anticipate the quarter in which particular sales may occur, to determine product shipment schedules and to provide our manufacturers and suppliers with accurate lead-time to ensure that they have sufficient inventory on hand to meet our orders. Therefore, our sales cycle impairs our ability to recognize and forecast revenues and control expenses.

In addition, particularly with our WiMAX products, we may enter into contracts that involve multiple deliveries of different elements and are sometimes of a turnkey nature. The requirements in these contracts can affect the timing of revenue recognition under generally accepted accounting principles (“GAAP”). These requirements include customer acceptance requirements, guarantees of coverage, guarantees of upgrades and guarantees of certification. GAAP may preclude us from recognizing revenue under such contracts until these milestones have been met.

We make estimates relating to customer demand and errors in our estimates may have negative effects on our inventory levels, revenues and results of operations.

We have historically been required to place firm orders or binding forecasts for products and components with our suppliers to ensure that we are able to meet our customers’ demands. These commitments to our suppliers may be placed up to six months prior to the anticipated delivery date based on our existing customer purchase commitments and our forecasts of future customer demand. Our sales process requires us to make multiple forecast assumptions relating to expected customer demand, each of which may introduce error into our estimates, causing excess inventory to accumulate or a lack of product supply when needed. If we overestimate customer demand, we may allocate resources to manufacturing products that we may not be able to sell when we expect or at all. As a result, we have sometimes had excess inventory, which has increased our net losses. For example, in the second quarter of 2007, we recorded an inventory write down of $5.9 million as a result of reduced demand for our non-WiMAX revenues. Conversely, if we underestimate customer demand or if insufficient manufacturing capacity were available, we may lose revenue opportunities and market share and may damage our customer relationships.

Our international sales may be difficult and costly as a result of the political, economic and regulatory risks in those regions.

Sales to customers based outside the U.S. have historically accounted for a substantial majority of our revenues. In the six months ended July 1, 2007 and July 2, 2006, our international sales (sales to customers located outside the U.S. which includes a small percentage of U.S. customers where the final destination of the equipment is outside of the U.S.) accounted for approximately 90% and 94% of our total revenue. In the first six months of 2007, 37% of our revenue was derived from customers in North and South America, 34% from customers in Europe, Africa and the Middle East, with Asia accounting for 29% of revenues. In many international markets, long-standing relationships between potential customers and their local suppliers and protective regulations, including local content requirements and type approvals, create barriers to entry. In addition, pursuing international opportunities may require significant investments for an extended period before returns on such investments, if any, are realized and such investments may result in expenses growing at a faster rate than revenues. The following risks inherent in international business could reduce the international demand for our products, decrease the prices at which we can sell our products internationally or disrupt our international operations, which could adversely affect our operations:

•	the imposition of tariffs, duties, price controls or other restrictions on foreign currencies or trade barriers imposed by foreign countries;
•	import or export controls, including licensing or product-certification requirements;
•	unexpected changes in government policies or regulatory requirements in the Unites States or in foreign governments and delays in receiving licenses to operate;
•	political instability and acts of war or terrorism;

•	economic instability, including the impact of economic recessions;
•	difficulty in staffing and managing geographically diverse operations, including our reluctance to staff and manage foreign operations as a result of political unrest even though we have business opportunities in a country;
•	any limitation on our ability to enforce intellectual property rights or agreements in regions where the judicial legal systems may be less developed or less protective of intellectual property or contractual rights;
•	capital and exchange control programs;
•	challenges caused by distance, language and cultural differences;
•	fluctuations in currency exchange rates;
•	labor unrest;
•	restrictions on the repatriation of cash;
•	the nationalization of local industry; and
•	potentially adverse tax consequences.

We may not be able to establish or expand our relationships with major system integrators and telecommunications equipment OEMs, which would harm our ability to generate revenue.

We believe that our future success, particularly with respect to WiMAX, will increasingly depend upon our ability to establish and expand our relationships with major system integrators and telecommunications equipment OEMs. Some of our products are sold to and through system integrators for integration into their systems, rather than directly to carriers. As a result, the level of our sales depends on the success, quality and market acceptance of the products of these system integrators and OEMs, as well as their sales and marketing efforts, all of which are not within our control. Adverse events affecting these system integrators and OEMs, such as financial difficulties or technical problems with their products could have a material adverse effect on our results of operations. In addition, the termination of any existing or future relationships with systems integrators or OEMs could result in our selling fewer products. Furthermore, systems integrators and OEMs may choose to integrate, market and sell the products of competitors or to use competing technologies instead of or in addition to our products. If we are not able to establish and expand relationships with system integrators and OEMs to market and sell our products over competing products and technologies, there may be a material adverse effect on our ability to generate revenue.

Our operations in Israel may be disrupted by political and military tensions in Israel and the Middle East.

We conduct various activities related to our WipLL, WiMAX and AS.TONE products in Israel, including research and development; design; raw material procurement; and manufacturing through manufacturing subcontractors based in Israel. Our operations could be negatively affected by the political and military tensions in Israel and the Middle East.

Israel has been involved in a number of armed conflicts with its neighbors since 1948 and a state of hostility, varying in degree and intensity, has led to security and economic problems in Israel. Since September 2000, a continuous armed conflict with the Palestinian Authority has been taking place. Conditions in Israel could, in the future, disrupt the development, manufacture and/or distribution of our products.

Our dependence on key suppliers may result in product delivery delays if they do not have components in stock or terminate their non-exclusive arrangements with us.

Some of the key components of our products are purchased from single vendors, including printed circuit board assemblies, application specific integrated circuits and radio frequency filters, for which alternative sources are generally not readily available in the short to medium term. If our vendors fail to supply us with components because they fail to remain in business, fail to meet our quality or production requirements, do not have the components in stock when we need them, or if the supply of the components in the market is limited, or if our vendors reduce or eliminate their manufacturing capacity for these components or enter into exclusive relationships with other parties which prevent them from selling to us, we could experience significant delays in shipping our products while we seek other supply sources. Delays in shipping could result in our customers claiming damages, increased costs and damage to our reputation and loss of future business. At times we have been forced to purchase these components from distributors instead of from the manufacturers, which has significantly increased our costs. During the second quarter of 2007, as a result of a temporary shortage of a component, we had difficulty manufacturing enough WiMAX products to meet certain existing orders in a timely manner. We do not have long-term contracts with all of our suppliers. Instead, we execute purchase orders approximately three to six months in advance of when we believe we may need the components. In those instances in which we do not have a long-term contract with a supplier, the supplier may terminate our relationship upon six months’ prior notice. In addition, we may not be able to replace, or may experience increased costs if we are required to replace, an existing supplier.

Our dependence on contract manufacturers may result in a material adverse effect on our business if they are unable to fill our orders on a timely basis or if they terminate their non-exclusive agreements with us.

We generally outsource the manufacturing of our products to subcontractors. These contract manufacturers have limited manufacturing capacity, and we cannot be sure that they will at all times have the capacity that we require to fill our customers’ orders. In addition, our reliance on contract manufacturers subjects us to a number of other risks, including risks related to limited control of delivery schedules, manufacturing yields and production costs, and quality assurance and control. Our contracts with our major manufacturing subcontractors are non-exclusive, and most contracts may be terminated with six months’ notice by either party without significant penalty. The process of replacing any of our contract manufacturers would likely take at least six months, and any related delay could cause a material interruption in our ability to deliver products to our customers.

We rely on our forecasts of future orders to make purchasing and manufacturing decisions and provide our contract manufacturers with orders well in advance of the time that we expect to sell those products. If a forecast turns out to be inaccurate, it may lead either to excess inventory that would increase our costs or a shortage of components that would delay shipments of our systems.

If we lose Eric Stonestrom or any of our other executive officers, we may encounter difficulty replacing their expertise, which could impair our ability to implement our business plan successfully.

We believe that our ability to implement our business strategy and our future success depends on the continued employment of our senior management team, in particular our president and chief executive officer, Eric Stonestrom. Our senior management team, who have extensive experience in our industry and are vital to maintaining some of our major customer relationships, may be difficult to replace. The loss of the technical knowledge and management and industry expertise of these key employees could make it difficult for us to execute our business plan effectively and could result in delays in new products being developed, lost customers and diversion of resources while we seek replacements.

We may not have adequate protection for our intellectual property, which may make it easier for others to misappropriate our technology and enable our competitors to sell competing products at lower prices and harm our business.

Our success has historically relied in part on proprietary technology. We have used a combination of patent, copyright, trademark and trade secret laws and contractual restrictions on disclosure to protect our intellectual property rights associated with our products other than our WiMAX products. Despite our efforts to protect our proprietary rights, we cannot be certain that the steps we have taken will prevent misappropriation of our technology, and we may not be able to detect unauthorized use or take appropriate steps to enforce our intellectual property rights. The laws of some foreign countries, particularly in Asia, do not protect our proprietary rights to the same extent as the laws of the U.S. and the UK, and we may encounter substantial infringement problems in those countries. In addition, we do not file for patent protection in every country where we conduct business. In some countries where we do file for patent protection, we may choose not to maintain patent protection. In addition, we may not file for or maintain patent protection in a country from which we derive significant revenue. In instances where we have licensed intellectual property from third parties, we may have limited rights to institute actions against third parties for infringement of the licensed intellectual property or to defend any suit that challenges the validity of the licensed intellectual property. If we fail to protect adequately our intellectual property rights, or fail to do so under applicable law, it would be easier for our competitors to copy our products and sell competing products at lower prices, which would harm our business.

A material defect in our products that either delays the commencement of services or affects customer networks could seriously harm our credibility and our business, and we may not have sufficient insurance to cover any potential liability.

Fixed wireless devices are highly complex and frequently contain undetected software or hardware errors when first introduced or as new versions are released. We have detected and are likely to continue to detect errors and product defects in connection with new product releases and product upgrades. In the past, some of our products have contained defects that delayed the commencement of service by our customers.

If our hardware or software contains undetected errors, we could experience:

•	delayed or lost revenues and reduced market share due to adverse customer reactions;
•	higher warranty costs and other costs and expenses due to the need to provide additional products and services to a customer at a reduced charge or at no charge;
•	claims for substantial damages against us, regardless of our responsibility for any failure, which may lead to increased insurance costs;
•	diversion of research and development resources to fix errors in the field;
•	negative publicity regarding us and our products, which could adversely affect our ability to attract new customers;
•	increased insurance costs; and
•	diversion of management and development time and resources.

Our general liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, or our insurer may disclaim coverage as to any future claim. In addition, our products are often integrated with other network components. Incompatibilities between our products and these components could result in material harm to the service provider or its subscribers. These problems could adversely affect our cash position or our reputation and competitive position.

We have made, and may continue to make, strategic acquisitions or enter into joint ventures. If we are not successful in operating or integrating these acquisitions or joint ventures, our business, results of operations and financial condition may be materially and adversely affected.

In the past, we have acquired companies that we believed would enhance the expansion of our business and products, and we may do so in the future. Acquisitions involve significant risks and uncertainties, including:

•	the industry may develop in a different direction than anticipated, and the technologies we acquire may not prove to be those we need;
•	the future valuations of acquired businesses may decrease from the market price we paid for these acquisitions;
•	the revenues of acquired businesses may not offset increased operating expenses associated with these acquisitions;
•	potential difficulties in integrating new products, personnel, technology, software, businesses and operations in an efficient and effective manner;
•	significant write-offs;
•	our customers or customers of the acquired businesses may defer purchase decisions as they evaluate the impact of the acquisitions on our future product strategy;

•	potential loss of key employees of the acquired businesses;
•	diversion of the attention of our senior management from the operation of our daily business;
•	entering new markets in which we have limited experience and where competitors may have a stronger market presence;
•	the potential adverse effect on our cash position as a result of all or a portion of an acquisition purchase price being paid in cash;
•	potential issuance of securities that are superior to the rights of holders of our common stock, or that would dilute our shareholders’ percentage ownership;
•	potential assumption and/or incurrence of liabilities and the increased risk of costly and time-consuming litigation, including stockholder lawsuits; and
•	the potential assumption of significant amounts of debt.

Our inability to operate successfully and integrate newly acquired businesses in a timely manner could have a material adverse effect on our ability to take advantage of further growth in demand for IP-optimized network solutions, if any, and other advances in technologies and ultimately our results of operations and/or financial condition. Acquisitions are inherently risky, and no assurance can be given that our previous or future acquisitions will be successful and will not materially adversely affect our business, operating results or financial condition.

Our use of the Credit Facility from Silicon Valley Bank presents certain risks.

On August 7, 2007, we and our wholly-owned subsidiary, Airspan Communications Limited, entered into an amendment to our August 1, 2006 Loan and Security Agreement (the “Loan and Security Agreement”) with Silicon Valley Bank (“SVB”), with respect to a revolving credit line. For the term of the credit line, which expires on December 31, 2008, we may, subject to certain adjustments, borrow up to the lesser of (i) $20 million and (ii) 80% of eligible accounts receivable. We are currently drawing on the credit line, and we expect to continue to use it in 2008. Although we believe the credit facility will increase our financial resources and financial flexibility, our use of the credit facility does present certain risks. Our ability to borrow under the credit facility is a function of, among other things, our base of eligible accounts receivable and the rate at which advances are made against eligible receivables (the “Advance Rate”). If the amount or quality of our accounts receivable deteriorates or the Advance Rate or eligibility criteria are adjusted adversely by SVB, our ability to borrow under the credit facility will be directly, negatively affected. If there is an adverse adjustment in the borrowing base at a time when we are unable to, within three business days, repay SVB the amount by which the borrowing base has been decreased, we will likely be in default under the Loan and Security Agreement. In addition, the credit facility requires us to satisfy certain financial covenants, including the maintenance of tangible net worth (as defined in the Loan and Security Agreement) of at least $28 million at the end of our second fiscal quarter of 2007, with such required amount to be increased for each fiscal quarter after our second fiscal quarter of 2007 by 50% of (i) our positive net income, (ii) proceeds of stock issuances, and (iii) proceeds of indebtedness which is subordinated to our obligations to SVB. There is no assurance the Company will be able to meet this covenant as required by the Loan and Security Agreement. As a result, we cannot provide any assurance that we will be able to borrow under the Loan and Security Agreement at a time when we most need money to fund working capital or other needs. The credit agreement also prohibits us from paying dividends on our capital stock. The credit facility also contains various provisions that restrict our use of cash and operating flexibility. These provisions could have important consequences for us, including (i) causing us to use a portion of our cash flow from operations for debt repayment and/or service rather than other perceived needs, (ii) precluding us from incurring additional debt financing for future working capital or capital expenditures and (iii) impacting our ability to take advantage of significant, perceived business opportunities, such as acquisition opportunities or to react to market conditions. Our failure to meet financial and other covenants could give rise to a default under the Loan and Security Agreement. In the event of an uncured default, the Loan and Security Agreement provides that all amounts owed to SVB are immediately due and payable and that SVB has the right to enforce its security interest in our assets. The Loan and Security Agreement is secured by collateral, including all of our rights and interests in substantially all of our personal property, including accounts receivable, inventory, equipment, general intangibles, intellectual property, books and records, contract rights and proceeds of the above items.

Our projected demand for capital in future periods may increase and our ability to access capital on acceptable terms could decrease significantly and may adversely affect our results of operations and/or business prospects.

We recognize that our projected demand for capital in future periods may increase due to a variety of factors, estimates and assumptions. If our projected demand for capital materially increases and our then current and/or projected cash resources have not increased a comparable amount, we may need to modify our existing business plan or seek new capital which may be available only on terms that may not be acceptable to the Company. If we are compelled to adopt measures to conserve cash resources due to the lack of availability of capital, such measures may adversely affect our results of operations and our short term and/or long term prospects for growth and profitability.

Risks associated with our Series B preferred stock

Holders of our Series B preferred stock will be entitled to an antidilution adjustment as a result of this offering if the sale price to the underwriters is $2.90 per share or less, which would result in dilution to the holders of our common stock, including the shares issued in this offering.

As of the date of this prospectus supplement, there are 200,690 shares of our Series B preferred stock outstanding, and it is our understanding that Oak Investment Partners XI, Limited Partnership (“Oak”) owns all of those outstanding shares. As of the date of this prospectus supplement, the Series B preferred stock is convertible into a total of approximately 20,069,000 shares of our common stock.

If the sale price to the underwriters, determined on a per share basis (after the underwriting discount payable by us) is less than $2.90 per share, the conversion price of our Series B preferred stock will be subject to an antidilution adjustment, which will result in the Series B preferred stock becoming convertible, for no additional consideration, into a higher number of shares of common stock. The conversion price of the Series B preferred stock would be adjusted by multiplying the current conversion price of $2.90 per share by a fraction, the numerator of which is (x) the sum of (A) the number of shares of common stock outstanding on the date of the issuance of shares in this offering (determined on an as-converted, fully diluted basis), excluding shares issued in this offering, plus (B) the quotient obtained by dividing the total consideration received in the offering (excluding net offering expenses and the underwriting discounts and commissions payable by us), by the conversion price then in effect (that is, $2.90), and the denominator of which is (y) the number of shares of common stock outstanding on the date of the issuance of shares in this offering (determined on a fully diluted basis), including the shares issued in this offering.

As a result of the anticipated antidilution adjustment to the Series B preferred stock, we expect to record a non-cash charge to earnings for a deemed dividend to our Series B preferred stockholders in the quarter in which the closing of this offering occurs. The amount of this charge would be calculated in accordance with generally accepted accounting principles based on the value of the additional shares of common stock issuable upon conversion of the Series B preferred stock as a result of the antidilution adjustment. We currently expect that the amount of this charge will be calculated by multiplying the additional shares issuable upon conversion of the Series B preferred stock as a result of the antidilution adjustment by $2.99 per share which was the price of our common stock on September 25, 2006, the date of issuance of the Series B preferred stock.

At an offering price to the public of $2.52 per share, we would adjust the conversion ratio of the Series B preferred stock to provide for the issuance of approximately 660,000 additional shares of common stock upon conversion. In addition, we would record, at the time of closing the offering, a non-cash deemed dividend in the amount of approximately $2 million. The adjustment in the conversion ratio would provide for the issuance of a greater number of shares upon conversion, and a larger deemed dividend, if the offering price to the public is lower than the $2.52 price per share used in this example. The above calculation assumes 40,847,673 common shares and 5,357,833 options outstanding; and an offering of 14,000,000 shares of common stock at $2.52 per share, after deducting an assumed 6% underwriting discount.

The actual number of additional shares issuable upon conversion, if any, after giving effect to the antidilution provisions of the Series B preferred stock and the actual amount of the corresponding deemed dividend charge, will be calculable only after the offering price and the underwriting discount have been finally determined.

The holders of our Series B preferred stock are entitled to a liquidation preference.

The holders of our Series B preferred stock are entitled to a liquidation preference of $2.90 per share on voluntary or involuntary liquidation of our company before any payment of cash or distribution of other property may be made to the holders of our common stock, or any other class or series of stock subordinate in liquidation preference to the Series B preferred stock. However, if the holders of the Series B preferred stock would receive a greater return in a liquidation by converting their shares of Series B preferred stock into common stock, then the Series B preferred stock will be deemed to be automatically converted into common stock immediately before the effectiveness of the liquidation. For this purpose a “liquidation” is deemed to include the following transactions unless our shareholders approve a proposal that such transaction shall not be treated as a liquidation: (i) any liquidation, dissolution or winding-up of the affairs of the company, or (ii) unless, at the request of the company, the holders of at least a majority of the Series B preferred stock then outstanding determine otherwise, (a) the merger, reorganization or consolidation of the company into or with another entity, unless, as a result of such transaction the holders of our outstanding securities immediately preceding such merger, reorganization or consolidation own (in approximately the same proportions, relative to each other, as immediately before such transaction) at least a majority of the voting securities of the surviving or resulting entity or the direct or indirect parent of such entity, (b) the sale, transfer or lease of all or substantially all the assets of the company, (c) the sale, transfer or lease (but not including a transfer or lease by pledge or mortgage to a bona fide lender), of all or substantially all the assets of any of the Company’s subsidiaries the assets of which constitute all or substantially all of the assets of the Company and such subsidiaries, taken as a whole, or the liquidation, dissolution or winding up of such of the Company’s subsidiaries the assets of which constitute all or substantially all of the assets of the Company and such subsidiaries taken as a whole, or (d) any transaction or series of related transactions in which securities of the company representing 50% or more of the combined voting power of the Company’s then outstanding voting securities are acquired by any person, entity or group.

Therefore, upon any liquidation of the Company, certain mergers, reorganizations and/or consolidations of the Company into or with another corporation, the sale by us of all or substantially all of our assets or any transaction or series of related transactions in which a person, entity or group acquires 50% or more of the combined voting power of our then-outstanding securities, the holders of the Series B preferred stock will have a claim against our assets senior to the claim of the holders of common stock in an amount equal to $290.00 per share of Series B preferred stock (as appropriately adjusted for any combinations, divisions, or similar recapitalizations affecting the Series B preferred stock after issuance).

For example, if following the sale of the shares of common stock in this offering at a price below $2.90 per share, and the Company is later acquired at a price less than $2.90 per share of common stock in a merger, acquisition, consolidation or sale of assets, the holders of the Series B preferred stock would still be entitled to receive $290.00 per share of Series B preferred stock in the deemed liquidation unless otherwise approved by our shareholders. This could result in the holders of the Series B preferred stock receiving more than holders of our common stock in such a transaction.

We have a significant shareholder which holds Series B preferred stock whose interests may conflict with other shareholders of the Company. Because Oak owns a significant percentage of our voting power, it may have considerable influence in determining the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including the election of directors and approval of mergers, consolidations and the sale of all or substantially all of our assets. In addition, for as long as Oak is the holder of at least a majority of the issued and outstanding shares of Series B preferred stock and the number of shares of common stock into which the then outstanding shares of Series B preferred stock are convertible represents at least fifteen percent of the total issued and outstanding shares of our common stock, Oak will be entitled to elect one member of our Board of Directors. Mr. Bandel L. Carano, one of our directors has been designated by Oak as Oak’s appointee to the Board.

So long as the Series B preferred stock is outstanding, we have agreed to refrain from taking certain actions without the approval of the holders of a majority of the then-outstanding Series B preferred stock voting separately as a class. See “Description of Capital Stock” in the accompanying prospectus. The rights and privileges of the Series B preferred stock may have an effect on our conduct of operations, financing or investing.

USE OF PROCEEDS

Assuming a public offering price of $2.52 per share, we estimate that we will receive net proceeds of approximately $32.6 million, or $37.5 million if the underwriters over-allotment option is exercised in full, after deducting the estimated underwriting discounts and estimated offering expenses payable by us. We intend to use the net proceeds from this offering as follows:

•	to fund the continued expansion of our WiMAX business; and
•	for other general corporate purposes.

The amounts and purposes for which we allocate the net proceeds of this offering may vary significantly depending upon a number of factors, including future revenue and the amount of cash generated by our operations. As a result, we will retain broad discretion in the allocation of the net proceeds from this offering, and we reserve the right to change the use of these proceeds as a result of contingencies, such as the timing of customer purchases and related manufacturing costs to fulfill those orders as well as the timing of receipt of payments of our accounts receivable. Depending upon the outcome of these contingencies, we may allocate substantially greater or lesser amounts to other general corporate purposes. Pending the uses described above, we will invest the net proceeds in cash equivalents and interest-bearing, investment-grade securities.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the NASDAQ Global Market under the symbol “AIRN.” The following table sets forth for the periods indicated the high and low sales prices of our common stock as quoted on the NASDAQ Global Market.

	High	Low
Year ended December 31, 2005
First Quarter	$6.21	$4.51
Second Quarter	$5.84	$4.53
Third Quarter	$6.02	$4.24
Fourth Quarter	$5.54	$3.97

Year ended December 31, 2006
First Quarter	$3.90	$2.61
Second Quarter	$3.17	$1.76
Third Quarter	$6.77	$2.42
Fourth Quarter	$6.75	$5.39

Year ended December 31, 2007
First Quarter	$5.05	$3.50
Second Quarter	$4.20	$3.15
Third Quarter (through September 4, 2007)	$3.75	$2.20

On September 4, 2007, the last reported sale price of our common stock was $2.52 per share. On August 30, 2007, there were 141 record holders of our common stock.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently plan to retain any earnings to finance the growth of our business rather than to pay cash dividends on our common stock. Payments of cash dividends on our common stock and Series B preferred stock in the future will depend on our financial condition, results of operations, and capital requirements as well as other factors deemed relevant by our board of directors. Our current debt agreement with SVB prohibits us from paying dividends on our common stock and Series B preferred stock without the consent of our lenders. Our Series B preferred stock also restricts us from paying dividends on common stock.

CAPITALIZATION

The following table sets forth our capitalization at July 1, 2007 and as adjusted to reflect the (i) sale of the 14,000,000 shares of common stock offered by us in this offering at an assumed public offering price of $2.52 per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us and (ii) an assumed charge of $2,000,000 resulting from an anticipated deemed dividend to holders of our Series B preferred stock as a result of an expected antidilution adjustment:

	July 1, 2007 (Unaudited)
	Actual	As Adjusted(1)
	(in thousands)
Short-Term Debt	$7,500	$7,500
Long-Term Debt	1,760	1,760
Stockholders’ equity:
Series B preferred stock, $0.0001 par value; 250,000 shares authorized; 200,690 shares issued and outstanding, actual and as adjusted(2)	—	—
Common stock $0.0003 par value; 100,000,000 shares authorized; 40,847,673 shares issued and outstanding, actual; 54,847,673 issued and outstanding, as adjusted(2)	12	16
Note receivable – stockholder	(87)	(87)
Additional paid-in capital	311,117	346,061
Accumulated deficit	(257,795)	(259,795)
Total stockholders’ equity	53,247	86,195
Total capitalization	$62,507	$95,455

(1)	Reflects the application of the estimated net proceeds of this offering and assumes no exercise by the underwriters of their overallotment option. The amount of the assumed deemed dividend is calculated as set forth under “Risk Factors — Risks associated with our Series B preferred stock.”
(2)	Excludes the following as of July 1, 2007:
•	5,357,833 shares of common stock issuable upon the exercise of outstanding stock options (3,296,440 of which were exercisable at July 1, 2007);
•	an additional 3,456,402 shares of common stock reserved for issuance under our stock option and employee benefit plans;
•	up to 2,100,000 additional shares of common stock we have agreed to sell if the underwriters exercise their over-allotment option in full;
•	20,069,000 shares of common stock issuable upon conversion of our Series B preferred stock at July 1, 2007;
•	the effects of the antidilution provisions of the Series B preferred stock, which will be triggered in connection with this offering if the sale price to the underwriters is $2.90 per share or less. See “Risk Factors — Risks associated with our Series B preferred stock”; and
•	any shares that we may issue in the future pursuant to the registration statement of which this prospectus supplement forms a part.

Subsequent to July 1, 2007:

•	358,211 shares of common stock were issued pursuant to our employee stock purchase plan; and
•	191,400 options were granted under our stock option plan.

For a discussion of our stock option and employee benefit plans, see the Notes to our consolidated financial statements for the year ended December 31, 2006, which are incorporated by reference in this prospectus supplement.

Please read the capitalization table together with the sections of this prospectus supplement entitled “Selected Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes thereto which are incorporated by reference in this prospectus supplement.

DILUTION

Our unaudited net tangible book value as of July 1, 2007 was approximately $40.7 million, or $1.00 per share of common stock. Net tangible book value is total assets minus the sum of liabilities and intangible assets. Net tangible book value per share is net tangible book value divided by the total number of shares of common stock outstanding.

Dilution in net tangible book value per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to the sale of 14,000,000 shares of common stock offered by us in this offering at an assumed public offering price of $2.52 per share and after deducting the underwriting discounts and our estimated offering expenses, our adjusted net tangible book value on July 1, 2007 would have been $73.6 million, or $1.34 per share of common stock. The adjustments made to determine adjusted net tangible book value per share are the following:

•	an increase in total assets to reflect the net proceeds of the offering to us as described under “Use of Proceeds”; and
•	the addition of the number of shares offered by our company to the number of shares outstanding.

This amount represents an immediate increase in net tangible book value of $0.34 per share to our existing investors and an immediate dilution per share to new investors in this offering of $1.18. The following table illustrates dilution to new investors:

Assumed public offering price per share	$2.52
Net tangible book value per share as of July 1, 2007	1.00
Increase in net tangible book value per share attributable to offering	0.34
Adjusted net tangible book value per share as of July 1, 2007, after giving effect to the offering	1.34
Dilution per share to new investors in the offering	$1.18

The above discussion and table are based on 40,847,673 shares of common stock outstanding at July 1, 2007, and exclude:

•	5,357,833 shares of common stock issuable upon the exercise of outstanding stock options (3,296,440 of which were exercisable at July 1, 2007);
•	an additional 3,456,402 shares of common stock reserved for issuance under our stock option and employee benefit plans;
•	up to 2,100,000 additional shares of common stock we have agreed to sell if the underwriters exercise their over-allotment option in full;
•	20,069,000 shares of common stock issuable upon conversion of our Series B preferred stock at July 1, 2007;
•	the effects of the antidilution provisions of the Series B preferred stock and the resulting expected non cash charge to earnings resulting from an anticipated corresponding deemed dividend to holders of our Series B preferred stock, which will be triggered in connection with this sale if the offering price to the underwriters is $2.90 per share or less. See “Risk Factors — Risks associated with our Series B preferred stock;” and
•	any shares that we may issue in the future pursuant to the registration statement of which this prospectus supplement forms a part.

Subsequent to July 1, 2007:

•	358,211 shares of common stock were issued pursuant to our employee stock purchase plan; and
•	191,400 options were granted under our stock option plan.

If the underwriters exercise in full their over-allotment option to purchase up to 2,100,000 additional shares in this offering, adjusted net tangible book value per share as of July 1, 2007 will be $1.38, representing an immediate increase in net tangible book value per share attributable to this offering of $0.38 to our existing investors and an immediate dilution per share to new investors in this offering of $1.14.

SELECTED FINANCIAL INFORMATION

The following summary of our consolidated financial data should be read together with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included herein and incorporated by reference into this prospectus supplement from our Quarterly Report on Form 10-Q for the quarter ended July 1, 2007 and our Annual Report on Form 10-K for the year ended December 31, 2006. The consolidated statement of operations data and balance sheet data for the years ended December 31, 2002 through 2006 are derived from our audited consolidated financial statements, which have been audited by the independent registered public accounting firms of Ernst & Young LLP for the fiscal years ended December 31, 2002 through 2004 and Grant Thornton LLP for the fiscal years ended December 31, 2005 and 2006. The selected financial data for the six months ended July 1, 2007 and July 2, 2006 are derived from unaudited financial statements.

	Years ended December 31,					Six months ended (Unaudited)
	2002(1)	2003(2)	2004	2005(3)(4)	2006	July 2, 2006	July 1, 2007
	(in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Revenue	$25,930	$30,651	$94,647	$110,966	$127,812	$69,235	$48,733
Cost of revenue	21,242	27,691	67,243	79,467	94,948	54,072	38,631
Gross profit	4,688	2,960	27,404	31,499	32,864	15,163	10,102
Operating expenses: Research and development	13,642	14,395	18,794	21,157	24,797	12,785	11,387
Sales and marketing, including bad debts	13,821	11,335	11,562	12,579	19,460	10,782	7,825
General and administrative	8,969	8,741	11,042	12,682	16,039	8,082	8,174
Amortization of intangibles	44	172	723	942	1,060	550	468
Restructuring provisions	1,420	750	413	1,150	2,183	—	(485)
Total operating expenses	37,896	35,393	42,534	48,510	63,539	32,199	27,369
Loss from operations	(33,208)	(32,433)	(15,130)	(17,011)	(30,675)	(17,036)	(17,267)
Interest and other income, net	2,208	2,983	3,217	1,388	1,227	796	500
Loss before income taxes	(31,000)	(29,450)	(11,913)	(15,623)	(29,448)	(16,240)	(16,767)
Income taxes (charge)/credit	2,862	(5)	1,938	546	246	279	(37)
Net loss	(28,138)	(29,455)	(9,975)	(15,077)	(29,202)	(15,961)	(16,804)
Deemed dividend associated with beneficial conversion of preferred stock	—	—	(10,439)	—	(9,179)	—	—
Net loss attributable to common stockholders	($28,138)	($29,455)	($20,414)	($15,077)	($38,381)	($15,961)	($16,804)
Net loss attributable to common stockholders per share – basic and diluted	($0.80)	($0.84)	($0.56)	($0.39)	($0.96)	($0.40)	($0.41)
Shares used to compute net loss attributable to common stockholders	35,259	35,073	36,442	38,737	40,026	39,818	40,675

	Years ended December 31,					Six months ended (Unaudited)
	2002(1)	2003(2)	2004	2005(3)(4)	2006	July 1, 2007
	(in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Cash, cash equivalents and short-term investments	$53,241	$33,926	$66,296	$53,495	$27,234	$24,404
Working capital	71,647	36,603	65,476	44,196	47,422	33,708
Total assets	97,861	83,272	115,198	120,452	110,554	93,859
Total debt	—	—	—	1,349	1,707	9,260
Stockholders’ equity	$78,100	$49,013	$73,165	$64,611	$67,702	$53,247

(1)	On October 4, 2002, we acquired Marconi Communications Israel Ltd.
(2)	On December 23, 2003, we acquired Proximity.
(3)	On June 16, 2005, we acquired ArelNet.
(4)	On November 9, 2005, we acquired Radionet.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes included in our Annual Report on Form 10-K for the year ended December 31, 2006 and in our Quarterly Reports on Form 10-Q for the quarters ended April 1, 2007 and July 1, 2007. See “Risk Factors” beginning on page S-8 for further discussion of the most significant risks that affect our business, financial condition, results of operations and/or cash flows.

Results of Operations

The following tables provide operating data as a percentage of revenue for the periods presented.

	Years ended December 31,			Six months ended (Unaudited)
	2004	2005	2006	July 2, 2006	July 1, 2007
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	71.0%	71.6%	74.3%	78.1%	79.3%
Gross profit	29.0%	28.4%	25.7%	21.9%	20.7%
Operating expenses:
Research and development	19.9%	19.1%	19.4%	18.5%	23.3%
Sales and marketing	11.6%	10.3%	13.5%	13.8%	14.1%
Bad debt	0.6%	1.0%	1.8%	1.8%	2.0%
General and administrative	11.7%	11.4%	12.6%	11.6%	16.8%
Amortization of intangibles	0.8%	0.8%	0.8%	0.8%	1.0%
Restructuring provision	0.4%	1.0%	1.7%	—	-1.0%
Total operating expenses	45.0%	43.7%	49.7%	46.5%	56.2%
Loss from operations	-16.0%	-15.3%	-24.0%	-24.6%	-35.5%
Interest and other income, net	3.5%	1.3%	1.0%	1.1%	1.1%
Income taxes	2.0%	0.5%	0.2%	0.4%	-0.1%
Net loss	-10.5%	-13.6%	-22.9%	-23.1%	-34.5%
Deemed dividend associated with beneficial conversion of preferred stock	-11.0%	0.0%	-7.2%	0.0%	0.0%
Net loss attributable to common stockholders	-21.6%	-13.6%	-30.0%	-23.1%	-34.5%

Overview

We are a global supplier of broadband wireless equipment supporting the WiMAX protocol standard, which provides a wide area telecommunication access network to connect end-users to telecom backbone networks. Our primary target customers are communications service providers and other network operators that deploy WiMAX networks in licensed and unlicensed (license-exempt) spectrums worldwide.

Historically, our business addressed communications service providers that use fixed, non-WiMAX wireless infrastructure to deliver services in those parts of their service areas that are difficult or not cost effective to reach using copper or fiber. We now offer a comprehensive range of WiMAX solutions to support these traditional fixed wireless applications as well as the broader market for the mobile applications that WiMAX is expected to enable. We are leveraging many years of experience in complex radio systems design to provide innovative and cost-effective products for all types of WiMAX users.

We have transitioned our company over the last three years to focus on WiMAX product development and sales and marketing. As a result, a substantial majority of our resources are now dedicated to WiMAX-based products.

Our revenues for the last three years and the first half of 2006 and 2007, shown below, detail the transition of our revenue base as our WiMAX revenues trend upwards and our non-WiMAX revenues trend down over the periods. This transition from our legacy businesses to our WiMAX businesses has caused significant shifts in our revenue stream and quarterly fluctuations in revenues as the relative contribution of our WiMAX business increases. Our total revenues have declined each quarter since the fourth quarter of 2006 as revenues from our non-WiMAX businesses declined more quickly than the growth of our WiMAX sales. In addition, one large WiMAX customer, YOZAN accounted for 63% of our WiMAX sales in the first half of 2006.

YOZAN will not be a significant customer in future periods and the wind down of this contract has slowed the growth of our WiMAX revenues in the first half of 2007. In addition, the sales cycle for new WiMAX customers is somewhat longer than for our legacy business, resulting in longer periods before revenues can be recognized from new WiMAX customers. Overall margins in the first six months of 2007 were also adversely affected by a $6.3 million inventory writedown relating to the wind down of our legacy products.

	Years ended December 31,			Six months ended (Unaudited)
	2004	2005	2006	July 2, 2006	July 1, 2007
	(in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Revenue – WiMAX	$—	$4,489	$45,753	$26,864	$28,827
Revenue – Non-WiMAX	94,647	106,477	82,059	42,371	19,906
Total Revenue	94,647	110,966	127,812	$69,235	48,733
Cost of revenue	(67,243)	(79,467)	(94,948)	(54,072)	(38,631)
Gross profit	27,404	31,499	32,864	15,163	10,102
Margin	29%	28%	26%	22%	21%
Total operating expenses	42,534	48,510	63,539	32,199	27,369
Loss from operations	(15,130)	(17,011)	(30,675)	(17,036)	(17,267)
Net interest and other income	3,217	1,388	1,227	796	500
Loss before income taxes	(11,913)	(15,623)	(29,448)	(16,240)	(16,767)
Income tax credits/(charge)	1,938	546	246	279	(37)
Net loss	(9,975)	(15,077)	(29,202)	(15,961)	(16,804)
Deemed dividend associated with beneficial conversion of preferred stock	(10,439)	—	(9,179)	—	—
Net loss attributable to common stockholders	($20,414)	($15,077)	($38,381)	($15,961)	($16,804)
Net loss per share attributable to common stockholders – basic and diluted	($0.56)	($0.39)	($0.96)	($0.40)	($0.41)

During the first half of 2007, WiMAX continued to gain market acceptance. During this period, we announced the introduction of new WiMAX products and frequencies. Since the beginning of 2007, we have seen growth in the number of our WiMAX customers, with more than 100 customers purchasing WiMAX equipment compared with 50 customers purchasing WiMAX equipment during the first half of 2006.

We announced contract awards from Vodafone Group Plc, a leading mobile carrier, who selected our products for fixed applications in their Malta network, which we have provided in conjunction with our partner Ericsson Inc. We secured a large project with El Instituto Costarricense de Electricidad, the incumbent carrier in Costa Rica and we also secured projects with Pipex Communications PLC in the UK and with several operators in Poland. We believe these projects were awarded based on our superior product performance and economics, and typically involved a bid and trial evaluation phase where we were able to illustrate significant differentiation from our competitors. We recently announced a win in Australia for our unlicensed 5.8 GHz WiMAX product, a new market for Airspan in the less regulated unlicensed frequency.

In the first half of 2007, 29% of our revenue was derived from customers in Asia, 26% from customers in Latin America and the Caribbean, and 32% from customers in Europe. Customers in the United States and Canada, and in Africa and the Middle East accounted for 10% and 3% of revenues, respectively.

Comparison of the Six Months Ended July 1, 2007 to the Six Months Ended July 2, 2006

Revenue

Revenues for the six months ended July 1, 2007 totaled $48.7 million representing a 30% decrease from the $69.2 million reported for the six months ended July 2, 2006. The year-over-year decrease in revenues was attributable primarily to expected lower sales of our Proximity and WipLL products offset in part by increased sales of the WiMAX product line. WiMAX sales in the first half of 2007 reached a record $28.8 million of revenue compared to WiMAX sales of $26.9 million in the first half of 2006. YOZAN represented 63% of our WiMAX revenue in the first half of 2006 compared with 34% of our WiMAX revenue in the first half of 2007. Non-WiMAX revenues decreased at a higher rate than originally anticipated, from $42.4 million in the six months ended July 2, 2006 to $19.9 million in the six months ended July 1, 2007, a reduction of 53%.

Cost of Revenue

Cost of revenue decreased 29% to $38.6 million in the six months ended July 1, 2007 from $54.1 million in the six months ended July 2, 2006 primarily as a result of lower revenues. The cost of revenue for the first six months of 2007 included a charge of $6.3 million for inventory provisions, recorded as a result of the decline of our non-WiMAX revenues in 2007 from 2006 levels and a subsequent reduced outlook for revenues of these products. In the second quarter of 2006, we recorded a provision of approximately $4.3 million related to the reduction of certain deliveries under our contract with YOZAN. Gross profit for the first half of 2007 was $10.1 million or 21% of revenues, compared to $15.2 million or 22% of revenues for the first half of 2006.

Research and Development Expenses

Research and development expenses decreased 11% to $11.4 million in the six months ended July 1, 2007 from $12.8 million in the six months ended July 2, 2006. The year-over-year decrease was due primarily to headcount reductions from the restructuring activity the Company commenced in July 2006 to focus development activity on WiMAX products. The Company intends to continue to invest in the further development and enhancement of WiMAX products, in particular products that will support both fixed and mobile connectivity.

Sales and Marketing Expenses

Sales and marketing expenses decreased to $6.9 million for the first six months of 2007, down from $9.5 million for the first six months of 2006. The decrease of 27% for the first half of 2007 relative to the first half of 2006 is primarily attributable to fewer employees and lower travel costs as a result of our restructuring program, lower agents commissions paid on sales revenues and an increase in cost recovered from funded trial activity of products and services.

Bad Debt Provision

In the first six months of 2007, we recorded bad debt provisions of $1.0 million relating to customer accounts for which management has determined that full recovery was unlikely. We recorded bad debt provisions of $1.3 million in the corresponding period of 2006.

General and Administrative Expenses

General and administrative expenses remained relatively flat at $8.2 million in the six months ended July 1, 2007 as compared to $8.1 million in the six months ended July 2, 2006. There were increases in salary related costs primarily due to severance costs which were offset by decreases in professional fees.

Amortization of Intangibles

We recorded an expense of $0.5 million for the amortization of intangible assets in the first six months of 2007 compared with an expense of $0.6 million for the first six months of 2006.

Restructuring

We recorded a credit for restructuring in the six months ended July 1, 2007 of $0.5 million relating to the reduction of a provision held for certain liabilities related to a leased property in the UK. There was no restructuring charge for the six months ended July 2, 2006.

Interest Expense and Interest and Other Income

At July 1, 2007, the outstanding principal and accrued interest payable on loans made to us by the Finnish Funding Agency for Technology and Innovation, (the “Tekes Loans”) was $1.8 million. At July 1, 2007, we had borrowed $7.5 million under the Silicon Valley Bank Loan and Security Agreement. In the first half of 2007, we incurred interest expense of $0.1 million compared to a total interest expense of $0.1 million in the first half of 2006. Total interest and other income decreased to $0.5 million for the first 6 months of 2007 compared to $0.9 million for the first half of 2006 primarily due to a reversal of the foreign exchange gains arising from the revaluation of cash balances in the second quarter of 2006.

Income Taxes

We were not subject to material income tax charges in either periods of 2006 or 2007 as a result of the loss for the periods and the brought forward losses from prior periods. In the first six months of 2006, we recorded an income tax credit of $0.3 million obtained from the UK tax authorities in lieu of carrying forward tax losses related to research and development costs. We are no longer eligible to receive tax credits from the UK taxing authorities in lieu of our carry-forward of tax losses and therefore do not expect any further credits. There was no income tax credit in the first half of 2007.

Net Loss

For the reasons described above, we incurred a net loss of $16.8 million, or $0.41 per share, in the six months ended July 1, 2007 compared to a net loss of $16.0 million, or $0.40 per share, for the six months ended July 2, 2006, an increase of $0.8 million, or 5%. Comparing the first six months of 2007 and 2006, the decrease in gross profit of $5.0 million, net interest and other income of $0.3 million and the increase in income tax of $0.3 million, was partially offset by the decrease in operating expenses of $4.8 million.

Anticipated Deemed Dividend to Series B Preferred Stockholders

As a result of the anticipated antidilution adjustment to the Series B preferred stock, we expect to record a non-cash charge to earnings for a deemed dividend to our Series B preferred stockholders in the quarter in which the closing of this offering occurs. The amount of this charge would be calculated in accordance with generally accepted accounting principles based on the value of the additional shares of common stock issuable upon conversion of the Series B preferred stock as a result of the antidilution adjustment. We currently expect that the amount of this charge will be calculated by multiplying the additional shares issuable upon conversion of the Series B preferred stock as a result of the antidilution adjustment by $2.99 per share which was the price of our common stock on September 25, 2006, the date of issuance of the Series B preferred stock.

At an offering price to the public of $2.52 per share, we would adjust the conversion ratio of the Series B preferred stock to provide for the issuance of approximately 660,000 additional shares of common stock upon conversion. In addition, we would record, at the time of closing of the offering, a non-cash deemed dividend in the amount of approximately $2 million. The adjustment in the conversion ratio would provide for the issuance of a greater number of shares upon conversion, and a larger deemed dividend, if the offering price to the public is lower than the $2.52 price per share used in this example. The above calculation assumes 40,847,673 common shares and 5,357,833 options outstanding; and an offering of 14,000,000 shares of common stock at $2.52 per share, after deducting an assumed 6% underwriting discount.

Liquidity and Capital Resources

We have incurred net losses and negative cash flows since we became an independent company, and as of July 1, 2007, we had an accumulated deficit of $258 million. Since inception, we have financed our operations through private sales of convertible preferred stock, an initial public offering of common stock and a secured bank line of credit. We have used the proceeds of the sale of all securities for working capital and other general corporate purposes.

On August 7, 2007, we and our wholly-owned subsidiary, Airspan Communications Limited, entered into an amendment to our August 1, 2006 Loan and Security Agreement (the “Loan and Security Agreement”) with Silicon Valley Bank (“SVB”), with respect to a revolving credit line. For the term of the credit line, which expires on December 31, 2008, we may, subject to certain adjustments, borrow up to the lesser of (i) $20 million and (ii) 80% of eligible accounts receivable. We are currently using the credit line, and we expect to continue to use it in 2008. Although we believe the credit facility will increase our financial resources and financial flexibility, our use of the credit facility does present certain risks. Our ability to borrow under the credit facility is a function of, among other things, our base of eligible accounts receivable and the rate at which advances are made against eligible receivables (the “Advance Rate”). If the amount or quality of our accounts receivable deteriorates or the Advance Rate or eligibility criteria are adjusted adversely by SVB, our ability to borrow under the credit facility will be directly, negatively affected. If there is an adverse adjustment in the borrowing base at a time when we are unable to, within three business days, repay SVB the amount by which the borrowing base has been decreased, we will likely be in default under the Loan and Security Agreement. In addition, the credit facility requires us to satisfy certain financial covenants, including the maintenance of tangible net worth (as defined in the Loan and Security Agreement) of at least $28 million at the end of our second fiscal quarter of 2007, with such required amount to be increased for each fiscal quarter after our second fiscal quarter of 2007 by 50% of (i) our positive net income, (ii) proceeds of stock issuances, and (iii) proceeds of indebtedness which is subordinated to our obligations to SVB. There is no assurance the Company will be able to meet this covenant as required by the Loan and Security Agreement. As a result, we cannot provide any assurance that we will be able to borrow under the Loan and Security Agreement at a time when we most need money to fund working capital or other needs. The credit agreement also prohibits us from paying dividends on our capital stock. The credit facility also contains various provisions that restrict our use of cash and operating flexibility. These provisions could have important consequences for us, including (i) causing us to use a portion of our cash flow from operations for debt repayment and/or service rather than other perceived needs, (ii) precluding us from incurring additional debt financing for future working capital or capital expenditures and (iii) impacting our ability to take advantage of significant, perceived business opportunities, such as acquisition opportunities or to react to market conditions. Our failure to meet financial and other covenants could give rise to a default under the Loan and Security Agreement. In the event of an uncured default, the Loan and Security Agreement provides that all amounts owed to SVB are immediately due and payable and that SVB has the right to enforce its security interest in our assets. The Loan and Security Agreement is secured by collateral, including all of our rights and interests in substantially all of our personal property, including accounts receivable, inventory, equipment, general intangibles, intellectual property, books and records, contract rights and proceeds of the above items. As of July 1, 2007, we had drawn down $7.5 million and had a remaining available undrawn amount of $1.4 million.

As of July 1, 2007, we had cash, cash equivalents, short-term investments and current restricted cash of $24.4 million. This consisted of cash and cash equivalents totaling $13.3 million, short-term investments totaling $10.5 million and $0.6 million of restricted cash in current assets. As of December 31, 2006, we had $27.2 million of cash, cash equivalents, short-term investments and current restricted cash. In addition, at July 1, 2007, we had restricted cash of $1.2 million in other non-current assets.

For the six months ended July 1, 2007, we used $9.7 million of cash for operating activities, compared with a cash outflow of $30.2 million for the six months ended July 2, 2006. The operating cash outflow for the first six months of 2007 was primarily a result of the:

•	net loss of $16.8 million;
•	decrease of $4.2 million in accounts payable;
•	decrease of $2.9 million in deferred revenue; and
•	decrease of $2.9 million in other accrued expenses.

The cash outflow was partially offset by the:

•	decrease of $4.6 million in receivables; and
•	decrease of $7.2 million in inventories.

Days sales outstanding were at 96 days at the end of the second quarter of 2007, up from 80 days at the end of the first quarter of 2007. The change reflects the lower revenue level in the more recent period and the lengthening of payment terms for certain customers. Inventory turns were 4.9 for the second quarter of 2007, compared with 3.2 for the first quarter of 2007. The change in inventory turns is primarily attributable to the lower inventory balance following the $5.9 million inventory write down in the second quarter of 2007.

The net cash used in investing activities for the six months ended July 1, 2007 was $1.6 million. The investing cash outflow for the first six months of 2007 resulted from $0.3 million net purchases of investment securities and $1.3 million of fixed asset purchases.

The net cash provided by financing activities for the six months ended July 1, 2007 was $8.6 million, consisting of $7.5 million in borrowings under the line of credit and $1.1 million from the exercise of stock options.

As of July 1, 2007, our material commitments consisted of obligations on operating leases, repayment of principal and interest owed on the Tekes Loans and purchase commitments to our manufacturing subcontractors. These purchase commitments totaled $27.0 million at July 1, 2007. We have no material capital commitments.

We anticipate that we will continue to experience negative cash flows over the remainder of 2007. Our operating losses have been due in part to the commitment of significant resources to our research and development and other operating expenses. We expect to continue to devote resources to these areas and, as a result, we will need to increase substantially our quarterly revenues to achieve and maintain profitability. We cannot be certain that we will achieve sufficient revenues for profitability. If we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future. Continuous cash outflows can lead to the need for new financing, which may not be available on favorable terms, or at all.

We have explored and may in the future explore and pursue other perceived opportunities to acquire wireless access and related businesses. We may seek to acquire such businesses through a variety of different legal structures and may utilize cash, common stock, preferred stock, other securities or some combination thereof to finance the acquisition. In connection with such activities, we are subject to a variety of risks, a number of which are described further in the Company’s Form 10-K for the fiscal year ended December 31, 2006 and the Form 10-Q for the quarter ended July 1, 2007. There can be no assurances that our efforts to acquire other businesses will be successful.

We have raised equity in the past and may in the future seek to raise additional equity or debt capital to assist us in financing an acquisition and/or our on-going business operations or those of any business that we may in the future acquire. Among other securities, we may seek to sell additional shares of common stock, or shares of an existing or newly designated class of preferred stock or debt securities. We have filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission (SEC) for a potential share offering of up to $50 million. As of the date of this report, we have not entered into any definitive financing arrangements other than those described above. We have recently increased the available facility from SVB for borrowings under the Loan and Security Agreement, capped by eligible collateral, to $20 million. There can be no assurances that we will be able to secure equity or debt capital in amounts and on terms acceptable to us. Although we will seek to secure financing on terms and conditions favorable to the Company and its existing shareholders, we may seek to raise capital by issuing securities, which, under certain circumstances, enjoy certain preferences and/or priorities relative to the common stock.

Until we are able to generate positive cash flow from operations, if ever, we intend to use our existing cash resources and the Loan and Security Agreement, if available, together with, depending on market conditions and opportunities, the net proceeds of equity financings to finance our operations. After giving effect to the offering made hereby we believe we will have sufficient cash resources to finance our operations for at least the next twelve months.

Comparison of the Year Ended December 31, 2006 to the Year Ended December 31, 2005

Revenue

Revenue increased 15% from $111.0 million for the year ended December 31, 2005 to $127.8 million for the year ended December 31, 2006. The $16.8 million increase in revenue is primarily attributable to:

•	the first full year of sales of our WiMAX and AS.NET products, which accounted for approximately 38% of 2006 revenues. In 2006, we made deliveries of WiMAX systems to more than 110 customers in more than 50 countries; and
•	the continued growth in sales of our WipLL products, which comprised approximately 25% of revenues in 2006.

Growth in revenues from WiMAX, WipLL and AS.NET products more than offset significant declines in sales of Proximity and ASX products. The growth in 2006 was attributable to a number of important contracts signed or fulfilled in 2006. They included deliveries of WiMAX products to YOZAN in Japan, Deutsche Breitband Dienste in Germany, Pipex Wireless in the United Kingdom, MetroMAX in Samara, Russia, and SOGETEL in Canada. Tulip IT continued to deploy its WipLL network in India. Other customers like Last Mile Broadband in Ireland purchased both WipLL and WiMAX products for their networks.

In 2006 we were less reliant on Axtel, as expected, and our Proximity product line as our major source of revenues. Axtel comprised approximately 26% of revenues, down substantially from 57% in 2005. While we project that a significant amount of our revenues in 2007 will come from a limited number of customers, we do not currently expect any one customer to account for more than 30% of the total in 2007. See “Risk Factors — We currently depend on a few key customers.”

Geographically, in 2006, approximately 30% of our revenue was derived from customers in Asia, 40% from customers in Mexico, Latin America and the Caribbean, and 18% from customers in Europe. Customers in the United States and Canada, and Africa and the Middle East accounted for approximately 8% and 4% of revenues, respectively.

Cost of Revenue and Inventory Provision

Cost of revenue increased 19% from $79.5 million in the year ended December 31, 2005 to $94.9 million in the year ended December 31, 2006. This increase was due primarily to the increase in revenue. As a percentage of revenue, our cost of revenue was 71.6% in 2005 and 74.3% in 2006.

Cost of revenue for fiscal 2006 included inventory provisions of $5.1 million, of which $3.1 million related to a net charge under the YOZAN contract. This charge for YOZAN reflects our estimate of the probable amount of excess inventories and purchase commitments (net of amounts that are cancelable), based on the expected deliveries to YOZAN under the amended supply contract. Cost of revenue in 2005 included inventory provisions of $1.1 million, of which $0.5 million represented a write-off in the fourth quarter of 2005 in connection with inventory shortages that were identified in the physical inventory count at our Israeli subsidiary.

Gross margin was 26% for the 2006 fiscal year versus 28% in 2005. During 2006, the gross margins from the increased sales of higher-margin WipLL, WiMAX and AS.NET products were adversely offset by the YOZAN inventory provision described above. Gross margins were also adversely affected in 2006 by increased freight and warranty expenses, which grew as a result of the change in mix of products sold. A decline in sales of Proximity, most of which is delivered at the production site to customers, and which has very low warranty costs given the maturity and stability of the platform, was offset by increased sales of WipLL and WiMAX products, which were shipped in 2006 from the UK and Israel to all parts of the world. We also incurred higher warranty expenses on the new WiMAX product line, because the product has not yet achieved the stability of other more mature products we sell.

Research and Development Expenses

Research and development expenses increased 17% from $21.2 million in the year ended December 31, 2005 to $24.8 million in the year ended December 31, 2006. The increase was primarily due to the additional research and development expenses we incurred in connection with the introduction of our new WiMAX products, and to costs incurred by ArelNet and Radionet, which were acquired in June 2005 and November 2005, respectively. In 2007, we expect to continue to incur significant research and development costs related to our WiMAX development, particularly as we introduce new WiMAX products that meet the 802.16e WiMAX mobility standard. We expect to offset some of the increase by reducing or eliminating development spending on our non-WiMAX product lines.

Sales and Marketing Expenses

Sales and marketing expenses increased 50% from $11.5 million in the year ended December 31, 2005 to $17.2 million in the year ended December 31, 2006. The increase in sales and marketing expenses is related to product marketing, commissions, trade shows and travel, largely attributable to introduction of our new WiMAX products.

Bad Debt Expense

During 2005 and 2006, we wrote down receivables by $1.1 million and $2.3 million, respectively. The increase in write downs in 2006 were due primarily to our concerns with our ability to collect payments from certain customers in South and Central America.

General and Administrative Expenses

General and administrative expenses increased 26% from $12.7 million in the year ended December 31, 2005 to $16.0 million in the year ended December 31, 2006. The increase in general and administrative expenses was primarily the result of additional payroll costs arising from our acquisitions of ArelNet and Radionet, and to additional fees incurred in connection with our audit and compliance with requirements of the Sarbanes-Oxley Act.

Amortization of Intangibles

Amortization of intangibles expense increased 22% from $0.9 million in the year ended December 31, 2005 to $1.1 million in the year ended December 31, 2006. The increase resulted from the full-year charge for the amortization of intangibles acquired from ArelNet and Radionet in 2005.

Restructuring Provision

During the second quarter of 2005, the Company recorded an additional restructuring charge of $1.2 million for costs related to certain facility charges in respect of buildings in the UK. In the third quarter of 2006, the Company commenced a company-wide restructuring program to reduce operating expenses. As a result, in 2006, the Company recorded restructuring charges of $2.2 million, to reflect the total cost of this restructuring program. The cost reduction will be accomplished primarily as a result of reduction in worldwide headcount.

For more information regarding our restructuring programs, see “Restructuring” above.

Interest Income/Expense and Other Income, Net

Interest income/expense and other income, which decreased 12% from $1.4 million in the year ended December 31, 2005 to $1.2 million for the year ended December 31, 2006, consisted of gains and losses on foreign currency cash balances and foreign exchange hedging contracts and interest earned on cash deposits with financial institutions, offset by interest paid and accrued on loans to the Company from Finnish Funding Agency for Technology and Innovation. Higher interest rates earned on our investments were offset by increased interest expense on our debt and lower average cash balances.

Income Taxes

A net income tax credit of $0.2 million was recorded in the year ended December 31, 2006, compared to a credit of $0.5 million recorded in the year ended December 31, 2005. This tax credit was obtained from the UK tax authorities in lieu of carrying forward tax losses related to certain qualifying research and development costs. The tax credit recorded in 2005 and 2006 was partially offset by $17 thousand and $63 thousand, respectively, of tax charges relating to certain of our foreign branches and subsidiaries. As of 2005, we are no longer eligible to receive tax credits from the UK taxing authorities in lieu of our carry-forward of tax losses. No other income tax benefit has been recorded for the tax losses generated because we have incurred operating losses since inception.

Deemed Dividend to Preferred Stockholders Associated With Beneficial Conversion of Preferred Stock

In the third quarter 2006, we recognized a non-cash charge of $9.2 million for a deemed dividend to preferred stockholders associated with the beneficial conversion feature of the preferred stock issued in the third quarter 2004, comprised of $8.3 million related to the Series B preferred stock issued in respect of Oak’s exchange of its Series A Preferred Stock and $0.9 million related to the Series B preferred stock issued in respect of Oak’s cash investment. There was no similar expense in 2005.

Net Loss Attributable to Common Stockholders

For the reasons described above, our net loss before taxes increased 88% from $15.6 million in 2005 to $29.4 million in 2006, and our net loss attributable to common stockholders increased 154% from $15.1 million in 2005 to $38.4 million in 2006.

BUSINESS

The Company

We are a global supplier of broadband wireless equipment supporting the WiMAX protocol standard, which provides a wide area telecommunication access network to connect end-users to telecom backbone networks. The WiMAX standard is established by the WiMAX Forum®, a self-regulatory, industry standards setting organization. While our main product focus is WiMAX, we utilize other supplemental technologies, including Wi-Fi and VoIP, which allow communications network operators and service providers to deliver high-speed data and voice services cost-effectively using wireless communications rather than wired infrastructure.

Historically, the primary market for our wireless systems has been fixed point to multi-point applications. Our development of new technology has expanded the market to include portable and mobile applications. Today, we produce radio base station equipment to transmit radio signals from a central location to the end-user who is equipped with a subscriber receiving unit. Our WiMAX products now enable major network migrations to Internet Protocol (“IP”), which makes higher transmission speeds possible due to more efficient transmission techniques. After the expected certification of mobile WiMAX standards, we expect our mobile applications will be made available directly to end-user devices such as laptops and PDAs to deliver wireless connectivity — at home, in the office and on the move. Leveraging our experience with WiMAX technology and our experience gained from 15 years of developing and deploying broadband wireless systems, we are focused on developing products for these mobile WiMAX applications in addition to our fixed wireless products.

Our primary target customers are communications service providers and other network operators that deploy WiMAX networks in licensed and unlicensed (license-exempt) spectrums worldwide. These customers include ILECs, ISPs, WISPs, MVNOs, CLECs, and other telecommunications users, such as utilities and other enterprises. As mobile WiMAX products are deployed, we are also targeting mobile and cellular carriers, which represent a significant expansion of our traditional addressable market. Our broadband wireless systems have been installed by more than 400 network operators in more than 100 countries.

Each of our wireless systems uses digital radio technologies, which provide wide-area or local-area coverage, robust security and resistance to fading. Our systems synchronize available bandwidth with the specific services being provided, thereby facilitating the most efficient use of radio equipment resources and spectrum. Our systems are designed as modular solutions enabling the expansion of existing deployments as technologies and customer needs evolve. We provide a wide range of subscriber devices that deliver voice and data connection, or a combination of both, eliminating the need for multiple access devices in customer premises. We are also developing a portable miniature device that can be plugged into a standard laptop and can provide VoIP capability, thereby optimizing the use of WiMAX for voice services.

Our products include software products that enable our customers to perform ongoing network management. The network management systems provide diagnostic and management tools that allow our customers to monitor and optimize their installations. To facilitate the deployment and operation of our systems, we also offer network installation, training, radio planning and support services.

A copy of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports pursuant to Section 13(a) or 15(d) of the Exchange Act are available, free of charge, on our website, www.airspan.com, as soon as reasonably practicable after such material is electronically filed with the SEC. The information found on our website is not part of this or any other report we file with or furnish to the SEC.

Industry Overview

The WiMAX Market

WiMAX is an essential element in achieving the wireless communications industry’s aim of providing economic broadband access to both fixed and mobile customers over a wide geographic area. This market is the product of two parts of the telecommunications markets that have converged over time:

•	the market for fixed broadband “last mile” access (“Fixed WiMAX Market”) where high speed data, voice, and video services are provided to stationary locations from a central base station, and;
•	the market for mobile broadband (“Mobile WiMAX Market”) where high-speed broadband data access connectivity is available to mobile users across a broad geographic coverage range.

The market for fixed broadband equipment has existed for several years, and we have participated as a supplier to this market since our inception in 1998. Before 2005, the market reflected operator deployments of various network architectures, developed to their proprietary specifications by Airspan and other suppliers.

The introduction of WiMAX compliant products in 2005 created additional deployment opportunities for broadband wireless systems. WiMAX is a standards-based technology enabling the delivery of wireless broadband access as an alternative to cable and DSL. WiMAX provides fixed, nomadic, portable and mobile wireless broadband connectivity without the need for a direct line-of-sight connection to a base station. According to the WiMAX Forum®, in a typical cell radius deployment of three to 10 kilometers, WiMAX systems can be expected to deliver capacity of up to 40 Mbps per channel for fixed and portable access applications. This is sufficient bandwidth to simultaneously support hundreds of businesses with T-1 speed connectivity and thousands of residences with DSL speed connectivity. WiMAX therefore has become a viable alternative to fiber-based networks that would be too uneconomical to deploy in the area covered by a WiMAX cell. Mobile WiMAX network deployments are expected to provide up to 15 Mbps of capacity within a typical cell radius deployment of up to three kilometers. These data rates are much higher than those offered by the current generation of cellular network technologies. Beginning in the first half of 2008, we expect to introduce broadband wireless products that will also allow network operators to provide customers with mobile access solutions as well.

Many carriers envision operating two distinct service types in their network, a fixed component equivalent to existing wireline services and a mobile component to address the broadband needs of mobile subscribers. Airspan’s products are particularly well-designed for carriers who plan to implement this mode of operation, sometimes referred to as “fixed — mobile convergence” or “FMC.”

Semiconductor vendors, including Intel Corporation, also support WiMAX and are promoting its use worldwide. Similarly, device manufacturers are using WiMAX standards to develop innovative customer equipment and other end-user devices like PCMCIA cards and handheld devices. System integrators are active market participants who work with manufacturers to deploy WiMAX technology and ensure the high service levels that the market demands.

Wi-Fi technology was designed and optimized for Local Area Networks (“LAN”), whereas WiMAX was designed and optimized for Metropolitan Area Networks (“MANs”). Typically, WiMAX is not considered a replacement for Wi-Fi. Rather, WiMAX complements Wi-Fi by extending the reach and providing a “Wi-Fi like” user experience for WiMAX subscribers on a larger geographical scale. In the future, we expect that WiMAX will deliver wireless connectivity directly to end-user devices, including laptops and PDAs.

Broadband wireless technologies are viable economic and technological solutions for operators seeking to fill gaps in their networks where wired technologies are incapable of providing broadband access, or for extending the reach of wired networks where it becomes uneconomical to use wired technologies.

Market Drivers

The Global Need for Broadband Access

The worldwide market for broadband wireless equipment has been accelerated by the availability of WiMAX technologies, and is expected to grow from $900 million in 2006 to $3.6 billion in 2010, with approximately $2.2 billion of the market in 2010 expected to be derived from WiMAX certified products

(source Skylight Research). Over the past five years there has been continued growth in the number of broadband wireless equipment end-users throughout the world. At the end of March 2007, the number of broadband Internet users was estimated to be 298 million, up from 232 million at the end of March 2006 (source: Point Topic Ltd). Additionally growth in broadband end-users has occurred in developing countries with a historically limited supply and penetration of telecom services, including broadband access. Although mobile operators are often chosen to satisfy the demand for basic telephony in low tele-density regions, broadband wireless systems are often alternatively selected in many areas to provide broadband access solutions due to superior features such as higher data speeds and availability of frequencies not serviced by traditional cellular networks.

Global Deregulation and the Need for Reliable, Cost-Effective and Rapid Network Deployments

The worldwide deregulation of the telecommunications industry in the past 20 years has created the opportunity for many new competitors, including CLECs, ISPs and WISPs to provide local access connections that were historically only offered by ILECs. Many of these CLECs and ISPs are now striving to differentiate their service offerings on the basis of their range of services, quality and reliability, customer service, provisioning and pricing.

CLECs, ISPs and WISPs have also expanded their focus beyond large business customers to serving small and medium-sized businesses, high-end residential and small-office/home-office customers as well as providing services outside of the major urban areas. To serve these markets, CLECs, ISPs and WISPs require more cost-effective network deployment solutions to compensate for lower than average customer spending on communications services and larger coverage area requirements.

We believe that the introduction of high-capacity WiMAX broadband wireless systems will make it possible for CLECs and ISPs to offer combinations of voice, data and video services to customers to match the bundled service offerings of their ILEC competitors. WiMAX may also give those ISPs and CLECs the ability in many instances to bypass entirely the wired networks of their ILEC competitors, eliminating the problems and risks of shared facilities encountered in the past by such service providers.

Enterprises have found private broadband wireless networks can be more cost-effective or secure for their own corporate communications networks than public networks. In addition, utility companies, for example, have been able to create additional sources of revenue using broadband wireless equipment linked to their existing transmission and access networks.

Many countries in the developing world have existing networks that are unable to provide reliable data, voice and fax services while other countries lack the network infrastructure to make basic telephone services broadly available. Both ILECs and CLECs in these markets need cost-effective, rapidly deployable alternatives to traditional copper based networks.

Increased Availability of Licensed, Unlicensed (or License-exempt) Spectrum

With the global proliferation of the Internet and the related growth in demand for broadband connectivity, government competition policy and other political pressures to make broadband available in underserved areas has led to the allocation of new spectrums for broadband wireless, both licensed and unlicensed, in many countries. Historically, most of the licensed spectrums have been made available globally in the 3.5 GHz band; however, more recently, governments have committed to make frequency available in the 2.3 – 2.5 GHz bands, specifically to support mobile services over WiMAX networks. During 2006, 3.5 GHz spectrums were licensed for the first time in several countries, mainly in Europe (for example, in Germany). In addition, plans are underway for the allocation of additional spectrums at 2.3 – 2.5 GHz and 3.5 GHz in other countries, as are allocations of other frequencies for broadband wireless applications. Frequencies are also being licensed in other sub 6 GHz spectrums, particularly 700 MHz and 3.65 GHz in the United States, and in the 3 GHz band in India.

Additional spectrums for unlicensed applications were added recently. The greater availability of license-exempt spectrums has been of particular benefit to many smaller carriers and ISPs, where a significant market has developed around the deployment of broadband in rural communities using license-exempt wireless access systems. We believe the increasing availability of licensed and unlicensed spectrums will increase the demand for WiMAX solutions.

Our Strategy

Historically, our business addressed communications service providers that use fixed, non-WiMAX wireless infrastructure to deliver services in those parts of their service areas that are difficult or not cost efffective to reach using copper or fiber. We now offer a comprehensive range of WiMAX solutions to support these traditional fixed wireless applications as well as the broader market for the mobile applications that WiMAX is expected to enable. We are leveraging many years of experience in complex radio systems design to provide innovative and cost-effective products for all types of WiMAX users.

We have transitioned our company over the last three years to focus on WiMAX product development and sales and marketing. As a result, a substantial majority of our resources are now dedicated to WiMAX-based products. As new mobile broadband technologies drive growth in the wireless market and enable communications carriers to offer additional services, we expect the overall market for broadband wireless equipment to expand dramatically.

We plan to capture as much of this market growth as possible with our WiMAX product line based on three key strategic differentiators:

•	First, we intend to exploit our early mover advantage as a technology leader.

We have developed a robust portfolio of WiMAX products over the past four years and have been selected by major carriers to provide their next generation broadband wireless capability. We are a charter member of the WiMAX Forum®, which has grown to more than 300 members. The WiMAX Forum® continues to work together with the Institute of Electrical and Electronics Engineers, Inc. (“IEEE”) to establish and develop WiMAX standards, including the IEEE 802.16-2004 standard (the “802.16d standard”) for fixed and some nomadic applications and, more recently, the IEEE 802.16-2005 standard (the “802.16e standard”) for mobile and some nomadic and portable applications. Compliance with standards promulgated by the WiMAX Forum® assures interoperability of products with any other vendor’s WiMAX-certified products.

•	Second, we will provide a full range of WiMAX products to allow flexible and cost-effective deployment, service and delivery options for our customers.

Many carriers focus on radio coverage which allows them to minimize the number of base station sites that they require. Our product architecture supports high performance operations using methods including MIMO transmission techniques, diversity of radio signal transmission (transmit and receive diversity) and other extensions of basic radio transmission, to maximize the coverage footprint from a single base station site. Our potential customers often test and compare the coverage capabilities of various equipment suppliers and we focus on differentiating our performance in this critical benchmark metric. By deploying superior coverage solutions, operators can reach a broader customer base in their available radio spectrum with lower capital expenditures. In particular, our HiperMAX product has been designed for customers that require high coverage performance.

Our MicroMAX product line provides a smaller, lower cost base station that enables operators to deploy WiMAX in geographic areas where the population of potential subscribers is less dense. As a result, the operator can deliver wireless broadband service to these markets cost-effectively and with a minimum commitment of capital while still achieving network economies of scale.

Since the number of target applications for WiMAX is broad, we have recognized that a single type of subscriber receiving unit will not fit the needs of all end-user applications. Our strategy is to offer these three types of basic WiMAX subscriber units to support the large number of additional devices expected to be made available to consumers as the WiMAX ecosystem expands, including WiMAX enabled cell phones. Our EasyST is a small unit that can be installed directly by the end customer in attractive home packaging. Our ProST, a subscriber unit aimed at the outdoor installation market combines superior radio performance with a number of data networking and powering options. We are also developing a portable device for laptop applications in a USB form factor that works across a wide range of radio frequencies running mobile WiMAX. Furthermore, we provide product packaging that includes optional integrated Wi-Fi access capability and Voice Service support for the EasyST and the ProST.

•	Third, we offer products that address the primary radio frequencies being made available for WiMAX, thereby allowing us to address numerous licensed and unlicensed customer opportunities.

Carriers around the world have access to a wide range of different radio spectrums. Many carriers planning to launch WiMAX networks have different specific radio bands so the addressable market is broadest for equipment providers with the widest range of frequencies supported by their equipment. A licensed spectrum is typically leased from a government agency. Some carriers do not have access to licensed radio spectrums at all and we provide products that can be used by these carriers also. We provide products in both licensed and unlicensed, or license-exempt, frequencies allowing our customers to make the most of the available spectrum in the areas in which they operate.

Our primary target customers are communications service providers and other network operators that deploy fixed and mobile WiMAX networks in licensed and unlicensed (license-exempt) spectrums worldwide. Our strategy is to sell our systems and solutions through our direct sales force, independent agents, resellers and OEM partners. Our direct sales force targets network operators, ISPs and enterprises in both developed and developing markets. In markets where we do not have a direct sales presence, we also sell through independent agents, resellers and system integrators who target network operators and other customers. In addition, we also sell our products to OEMs who may sell our products under their names.

To ensure that our products can be used in the broadest possible customer base, we have created versions of the basic products across a wide range of frequencies up to 6 GHz, so that as many operators as possible can deploy WiMAX. In addition, the company has developed both Frequency Division Duplex (“FDD”) and Time Division Duplex (“TDD”) variants of the products to meet the specific needs of individual operators.

Furthermore, as mobile WiMAX operating in TDD bands is added to the FDD operations of many existing carriers, the need for multiple transmission techniques in the same product architecture is provided through our architecture, allowing carriers to operate both fixed and mobile services in the same basic spectrum and through the same platform.

Customers

Our customers are principally network operators, who provide their customers with fixed, nomadic and portable broadband access solutions, as well as backhaul and bridging solutions. Beginning in the first half of 2008, we expect to introduce broadband wireless products that will also allow network operators to provide customers with mobile access solutions as well. Our customers today can generally be described as follows:

•	Fixed and mobile carriers looking to provide high speed personal broadband to a wide customer base;
•	Enterprise and data centric carriers where high speed connectivity is required between locations with a variety of private networking capabilities;
•	Military and public safety network operators providing wireless connectivity across a broad range of applications;
•	Wireless ISPs that operate in areas where other carriers cannot offer broadband access services; and
•	Operators of Wi-Fi-based hot zones and networks, such as municipalities.

Products

Our product offerings are comprised of a range of products based on available WiMAX standards and proprietary wireless technologies as well as VoIP and Wi-Fi products. Where we refer in this document to “WiMAX” products, we are referring to both WiMAX Forum CertifiedTM products (those products that have been certified as meeting the standards established by the WiMAX Forum®) and non-certified products that we believe we have manufactured according to those standards but which may or may not become WiMAX Forum CertifiedTM products in the future.

WiMAX Product Portfolio

We are developing a line of WiMAX products for the WiMAX/IEEE 802.16 market. WiMAX products are based on an air interface that employs Orthogonal Frequency Division Multiplexing (“OFDM”) and Orthogonal Frequency Division Multiple Access (“OFDMA”). This interface has characteristics that permit broadband wireless signals to penetrate objects more effectively than the interfaces used in our earlier products, and thereby creates significant opportunity for the installation of customer equipment in non-line of sight (“NLOS”) environments. Airspan’s first WiMAX products (MacroMAX and EasyST) became generally available for commercial sale in the fourth quarter of 2005 for the 3.5 GHz FDD band. By the end of 2006, our WiMAX portfolio comprised the following products:

Product	Description	Available Frequencies
Base Stations
• HiperMAX	HiperMAX Base Station is optimized to support the IEEE 802.16e-2005 specification for WiMAX. Both 256 OFDM and OFDMA physical layers are supported within the overall design.	3.4-3.5 GHz TDD, 3.4-3.6 GHz FDD, 3.6-3.7 GHz TDD, 4.9-5.0 GHz TDD
HiperMAX-Micro is an all-outdoor Base Station based on the same technology as HiperMAX and is available in all of the same frequencies.
• MicroMAX	MicroMAX base station shares the same system architecture as our tried-and-tested WipLL product line. The base station is highly modular in design and is composed of two main components: the all-outdoor Base Station Radios (BSR) and the indoor Base Station Distribution Unit (BSDU). Each base station could contain up to 12 BSRs, depending on the amount of available spectrums.	FDD (1.5 GHz, 3.4-3.6 GHz; 3.6-3.8 GHz) TDD (1.5 GHz, 3.3-3.5 GHz; 3.4-3.6 GHz; 3.6-3.8 GHz; 4.9-5.0 GHz; 5.15-5.35 GHz; 5.47-5.725 GHz; 5.725-5.875 GHz)
• MacroMAX	The MacroMAX product has been developed for urban, high-density deployment situations. MacroMAX architecture utilizes an indoor radio unit, with external feeders to appropriate mast installed antennae.	3.4-3.6 GHz FDD
Subscriber Terminals/Customer Equipment
• EasyST	The EasyST is designed to be installed by the end-user. EasyST supports different deployment options to optimize performance depending on the actual location. EasyST can also be deployed with the optional EasyST-WiFi unit thus providing combined WiMAX and Wi-Fi functionality in the same unit.	FDD (1.5 GHz, 3.5 GHz; 3.6-3.8 GHz) TDD (1.5 GHz, 3.3-3.5 GHz; 3.4-3.6 GHz; 3.6-3.8 GHz; 4.9-5.0 GHz)
When combined with the EasyWiFi base, the EasyST creates a unique combined WiMAX / Wi-Fi terminal that can be an instant Public Hotspot or Indoor Metro-Zone Wi-Fi node.
• ProST	The ProST and ProST-WiFi are designed for rapid and simple external deployment, to be fitted by trained personnel in less than one hour. The unit is ideal when a specific service-level agreement needs to be guaranteed. The ProST ensures high service availability at enhanced ranges, operating in both LOS and NLOS propagation environments.	FDD (3.4-3.5 GHz; 3.6-3.8 GHz) TDD (3.3-3.5 GHz; 3.4-3.6 GHz; 4.9-5.0 GHz; 5.15-5.35 GHz; 5.47-5.725 GHz; 5.8 GHz)

Product	Description	Available Frequencies
The ProST-WiFi is a unique combo terminal that integrates WiMAX with an Outdoor Wi-Fi Access Point to create instant Public Hotspots or outdoors Wi-Fi Metro-Zone nodes.

MacroMAX, MicroMAX, EasyST and ProST are all WiMAX certified for the 3.4-3.6 GHz FDD band. Further development is now underway to introduce new base station and subscriber terminal variants, to develop a wide portfolio of frequency bands and to enhance some of these products through software upgrades to support the 802.16 mobile standards.

Through our participation in the WiMAX Forum®, we contribute to the development of the IEEE 802.16 standards and WiMAX Forum® technical activities. As a part of our development of the WiMAX portfolio, we are working closely with key technology partners. These include:

•	Intel Corporation — Application Specific Integrated Circuits for customer equipment;
•	picoChip Designs Limited — High performance parallel processors for SDR base stations;
•	SEQUANS Communications — Systems on a Chip for integrated Micro base stations; and
•	Starent Networks — Access Service Network (ASN) enabling roaming on mobile WiMAX networks.

We are also investing in the development of technologies and techniques that will provide further performance benefits. These include the development of multi-channel radio transceivers and smart antenna technology.

Wi-Fi Product Portfolio

Airspan’s AS.Net products are based on the IEEE 802.11a/b/g standards. Through our membership in the Wi-Fi Alliance, a global, non-profit industry trade association devoted to the growth of wireless Local Area Networks (WLAN), Airspan participates with more than 200 companies in delivering interoperable Wi-Fi solutions and ensuring a positive user experience through the Alliance’s WiFi CertifiedTM program. Airspan’s membership in the Wi-Fi Alliance and its acquisition of Radionet reiterate Airspan’s belief that a combination of WiMAX and Wi-Fi technologies will provide the most flexible combination of wireless-based broadband connectivity solutions in enterprise and carrier networks.

In November 2005, we acquired Radionet, a leading provider of municipal wireless hot zones, community networks, mobile broadband solutions for industrial applications, such as ports, mines and public transport, and link solutions for wireless backhaul and enterprises. Radionet’s environmentally-robust product portfolio, operating in unlicensed frequency bands using IEEE 802.11 a/b/g Wi-Fi standards, delivers high performance connectivity with built-in bandwidth management and advanced security features. The Radionet product architecture includes network and subscriber management capabilities and Radionet’s patented “MageIP” TM technology allows roaming within Hotzones, offering seamless mobility between access points and subnets in a wireless network. The acquisition added to our product portfolio wireless products that operate according to the IEEE 802.11 standard for wireless local area networks (also known as Wi-Fi). Radionet products are now being sold under the “AS.NET” name.

Products Based Upon Proprietary Technologies

Our earliest products were developed and sold originally to provide wireless voice connections between network operators and their end customers. Product enhancements introduced in 1998 enabled us to offer both voice and data connectivity over a single wireless link. We have continued to develop the capabilities and features of the original products, and today we sell them as the AS4000 and AS4020 products, in systems capable of delivering high-capacity broadband data with carrier-quality voice connections to operators globally.

In October 2002, we strengthened our position in the broadband wireless equipment market with the acquisition of the WipLL business from Marconi, which we renamed Airspan Networks (Israel) Limited (“Airspan Israel”). The products and services produced by Airspan Israel enable operators in licensed and unlicensed wireless bands to offer high-speed, low cost, wireless broadband connections for data and voice over the Internet, using the Internet Protocol.

In October 2003, we began marketing our AS4030 and AS3030 product range of Airspan branded high-end point-to-multipoint and point-to-point products suitable for operators wishing to deliver service offerings to medium and large businesses and multi-tenant dwellings that require considerable bandwidth for their end-users. These products, based on OFDM technology, can also be used for a wide range of backhaul applications, for example, connecting remote base stations to a central office.

In December 2003, we acquired Proximity, whose products enable operators to provide carrier class circuit switched voice and data services using Time Division Multiple Access technology.

Voice Over Internet Protocol Products

In June 2005, we acquired all of the outstanding shares of capital stock of ArelNet, a pioneer in VoIP network infrastructure equipment and solutions, including soft switches and gateways supporting all major VoIP standards. The ArelNet product portfolio (“AS.TONE”) gives us the ability to sell VoIP products on a stand-alone basis or in combination with our WiMAX products to operators wishing to offer voice services over their IP-based networks.

Network Management Systems

Our product platforms are supported by network management systems (“NMS”) that perform configuration, alarm, test and performance management activities that help ensure that the services provided over a network are uninterrupted and of high quality. All of our NMS are flexible and can be expanded to suit a range of different networks. They permit network operators to manage remotely a geographically dispersed set of network elements. They also all feature intuitive graphical user interfaces, and allow remote software upgrades for all deployed equipment. Our NMS are marketed under the names AS8100 (Sitespan), AS8200 (Netspan), AS8300 (AirspanAccess) REM (Remote Element Manager) and WipManage.

Radio Planning and Installation Tools

Our planning and configuration tool, the AS9000 (“AS9000”), is a sophisticated software solution that enables operators to plan and deploy our wireless systems. The system provides a powerful prediction engine that can generate coverage maps for multiple scenarios until the best-case scenario is found.

Our installation tools are designed to assist our customers with installation or troubleshooting of customer premises equipment installations in an efficient and effective manner. Our installation tools include the following:

•	AS7020 (STMon) — a PC-based software application for AS4000 and AS4020 subscriber installations;
•	AS7010 (STMeter) — a self-contained handheld tool for AS4000 and AS4020 subscriber installations;
•	WipConfig — a PC or PDA-based software application for WipLL subscriber installations; and
•	Proximity RIS — a handheld tool for Proximity subscriber installations.

Business Operations

As of July 1, 2007, we had 286 employees and contractors. Our corporate headquarters are located in Boca Raton, Florida, with our main operations, manufacturing support and product development centers located in Uxbridge, United Kingdom, Airport City, Israel, and Espoo, Finland. In addition to these operations locations, we have sales offices in Czech Republic, Poland, Russia, UAE, South Africa, Australia, China, Indonesia, Japan, the Philippines and Sri Lanka providing regional direct sales and support activities

Research and Development

As of July 1, 2007, we had 106 full time employees and contractors engaged in research and development located in Uxbridge (UK), Airport City (Israel) and Espoo (Finland). Our wireless technologies have been under continuous development since 1992, deliver high performance and are resilient in a very wide range of deployment conditions.

Intellectual Property

We rely on a combination of patent, trademark, copyright, trade secret law and confidentiality or license agreements to protect our proprietary rights in products, services, know-how and information. Intellectual property laws afford limited protection. Certain rights in processing equipment and software held by us and our subsidiaries provide us with a competitive advantage, even though not all of these rights are protected under intellectual property laws. It may be possible for a third party to copy our products and services or otherwise obtain and use our proprietary information without our permission.

During the development of our DS-CDMA, FH-CDMA and 802.16/WiMAX systems (AS4000, AS4020, WipLL and WiMAX) we have generated a significant patent portfolio. As of June 20, 2007, our development efforts have resulted in more than 30 separate U.S. patents granted (some with various foreign counterparts), with a further four currently pending U.S. applications. In connection with our acquisition of the Radionet business, we acquired two U.S. patents. For these technologies we do not pay significant royalties to any other companies. To improve system performance and reduce costs, we have developed software and custom integrated circuits that incorporate much of our IP, and which are the key elements of our wireless solutions.

In connection with our acquisition of the Proximity business from Nortel Networks (“Nortel”), Nortel assigned to us all of its rights, title and interest in the Proximity trademarks and service marks and certain of its copyrights used exclusively with the Proximity products. In addition, Nortel has granted us a non-exclusive, world-wide license to use its U.S. patents that relate to the Proximity products for the term of the patents. Nortel has also granted us a non-exclusive worldwide license to use certain of its copyrights, which were not assigned to us and its trade secrets relating to the Proximity products. The copyright and trade secrets licenses are perpetual.

U.S. patents are currently granted for a term of 20 years from the date a patent application is filed. Our U.S. patents have in the past given us competitive advantages in the marketplace, including a number of patents for wireless transmission techniques and antenna technologies.

U.S. trademark registrations are for a term of 10 years and are renewable every 10 years as long as the trademarks are used in the regular course of trade. We register our trademarks in a number of other countries where we do business. We maintain a portfolio of trademarks representing substantial goodwill in our businesses.

We and other WiMAX manufacturers have received letters from Wi-LAN raising various patent infringement claims and offering licenses of various Wi-LAN patents. We received a letter, dated November 9, 2006, offering us licenses of various Wi-LAN patents. After reviewing Wi-LAN’s claims, on February 1, 2007, we sent a letter to Wi-LAN notifying them that we did not believe that we require a license from Wi-LAN. On May 29, 2007 we received a follow up letter and materials from Wi-LAN which continued to assert those claims. The Company has reviewed this matter in consultation with its patent counsel, and believes it has meritorious defenses to these claims.

Extensive Testing and Integration Facilities

The performance and coverage area of a broadband wireless system is dependent on a number of factors including: the strength of the radio signal transmitted; the sensitivity of the radio receiving apparatus; the radio frequency used; and the clutter (natural terrain features and man-made obstructions). The ability of an operator to use a broadband wireless system is predominantly dependent on the environment in which the broadband wireless system is deployed and base stations and customer premise equipment are installed. Our process of radio planning considers these important factors to maximize performance, coverage and availability.

We continue to operate live multi-cell test networks that provide always-on, high-speed Internet access and voice services to a number of volunteer end-users. Airspan maintains WiMAX and AS4020 test networks in and around the town of Stratford-upon-Avon, UK, and a WipLL test network in the vicinity of Airport City, Israel. In addition to providing valuable long-term system reliability, availability and other performance data, these unique networks permit us to empirically investigate radio transmission and reception and interference behavior for existing and emerging products.

Sales, Marketing and Customer Service

We sell our systems and solutions primarily through our direct sales force and through, independent agents, resellers and OEM partners. Our direct sales force targets network operators, ISPs and enterprises in both developed and developing markets. In markets where we do not have a direct sales presence, we also sell through independent agents, resellers and system integrators who target network operators and other customers. We also sell our products to OEMs who may sell our products under their names.

Our marketing efforts are focused on network operators and ISPs that provide voice and data or data-only communications services to their customers, and on enterprises. Through our marketing activities we provide technical and strategic sales support including in-depth product presentations, network design and analysis, bid preparation, contract negotiation and support, technical manuals, sales tools, pricing, marketing communications, marketing research, trademark administration and other support functions.

A high level of ongoing service and support is critical to our objective of developing long-term customer relationships. To facilitate the deployment of our systems, we offer our customers a wide range of implementation and support services including spectrum planning and optimization, installation, commissioning, post-sales support, training, helpline and a variety of other support services.

Our subcontractors, who have the expertise and ability to professionally install our products, perform most major installations. This enables us to efficiently manage fluctuations in volume of installation work.

As of July 1, 2007, we had 38 full time employees and contractors dedicated to sales, marketing and customer service.

Manufacturing

We subcontract all of our manufacturing to third-party subcontract manufacturing service providers. These providers offer full service manufacturing solutions, including assembly, integration, test, prototyping and new product introduction. The following is an overview of where our products are manufactured.

•	WiMAX baseband infrastructure & Proximity customer premise equipment are manufactured by Solectron Corporation in Guadalajara, Mexico.
•	WiMAX masthead infrastructure, Proximity base station equipment and AS.NET products are manufactured by Syntech Technologies in the UK.
•	WiMAX customer premise equipment and the smaller WiMAX base stations are manufactured by Flextronics in various locations.
•	WipLL base stations and customer premise equipment are manufactured by Racamtech Limited in Israel.

Our agreements with these manufacturing subcontractors are all non-exclusive and may be terminated by either party with six months’ notice without significant penalty. Other than component liability as a consequence of authorized forecasts provided by Airspan, we do not have any agreements with our manufacturing subcontractors to purchase any minimum volumes.

Our manufacturing support activities consist primarily of prototype development, new product introduction, materials planning and procurement and quality control.

With the exception of Proximity customer premise equipment, all products are routed to customers via one of our two third party logistics partners, GEO Logistics in the UK and Mexico and Flying Cargo in Israel.

Competition

We compete in a relatively new, rapidly evolving and highly competitive and fragmented market. We compete with companies that are producing access systems for fixed and mobile wireless networks, cellular networks, wired DSL networks, cable networks and occasionally fiber optic cable and satellite networks. We also compete with companies that have VoIP switching solutions.

We believe the primary competitive challenges our business faces include:

•	competing with established, traditional wired network equipment providers and their wired solutions;

•	encountering competition as more suppliers develop and introduce products that comply with mobile and fixed WiMAX standards;
•	competing with the growth of cellular mobile networks that are capable of providing broadband access at high speeds; and
•	convincing service providers that our solutions are superior to competing wired and wireless solutions that may be offered by substantially larger companies.

We face, or believe that we will face, competition from various other providers of wireless communications products and services and, while we believe our industry to be competitive, we do not believe there is a single dominant competitor. Competitors vary in size and scope, in terms of products and services offered. With respect to the broadband fixed wireless solutions we offer today, we believe we compete directly with Alvarion, Huawei, Motorola, SR Telecom, Redline Communications, Aperto Networks, Axxcelera Broadband Wireless, Navini Networks, Terabeam, Inc., ZTE Corporation, Samsung, Alcatel-Lucent, Nortel, and Nokia Siemens and with a number of smaller privately-held companies. Several large OEM suppliers of wireless access equipment, including Samsung, Alcatel-Lucent, Nortel and Nokia Siemens, are offering WiMAX products and pursuing advanced WiMAX development programs. In certain cases, these OEM suppliers are partnering with specialized WiMAX equipment vendors, such as Airspan and Alvarion, for critical elements of their product programs. Although the large suppliers represent significant potential competition to smaller, WiMAX-focused participants, certain of these specialized WiMAX companies, including Airspan, have significantly differentiated their market and technology positions by leveraging OEM relationships. Airspan believes that its strategic and commercial OEM relationships with Fujitsu, Ericsson, and Nortel have provided the Company with technical and market advantages that create meaningful differentiation both with respect to large OEM competitors and with respect to those smaller WiMAX participants that have not achieved similar strategic collaborations. We expect to face competition from these and other suppliers that introduce and develop products that comply with mobile WiMAX standards.

Competing Technologies

Today, broadband connections can be provided with or without voice services by a number of competing access technologies. While the communications transport network and Internet backbone are capable of transporting data at extremely high speeds, data can only be delivered from those parts of the network through the access portion to the end-user as fast as the end-user’s connection to the network will permit. Many traditional access connections that use copper wires are inadequate to address the rapidly expanding bandwidth requirements. To address these requirements a number of alternative solutions have emerged. Below we have identified those solutions that are perceived, for a variety of technological and economic reasons, to have competed most directly with the broadband wireless solutions we offer.

Mobile wireless networks are now capable of delivering both voice and broadband data connectivity to fixed, nomadic, portable and mobile applications. Low-cost cellular networks may provide a competitive solution in markets where the operator is seeking to offer low-quality voice and limited data rates at a low cost. In developed markets, cellular technologies now also support the growing demand for high-quality broadband and voice communications.

In addition, our technology competes with other high-speed solutions, such as wired DSL, cable networks, and occasionally fiber optic cable and satellite technologies. The performance and coverage area of our wireless systems are dependent on some factors that are outside of our control, including features of the environment in which the systems are deployed such as the amount of clutter (natural terrain features and man-made obstructions) and the radio frequency available. Any inability to overcome these obstacles may make our technology less competitive in comparison with other technologies and make other technologies less expensive or more suitable. Our business may also compete in the future with products and services based on other wireless technologies and other technologies that have yet to be developed.

Wired Digital Subscriber Lines.  Broadband access is provided today by wired technologies using both copper and fiber. Copper is used most often in residential broadband access systems.

Digital subscriber line (“DSL”) technology improves the data transmission rate of existing copper networks. DSL transmission rates and service availability, however, are limited in all networks by both the quality of the available copper, which for many providers is a large percentage of their copper network and by the maximum transmission distance (approximately 5 kilometers from the subscriber to the service provider’s switching equipment in many instances) of wired DSL technology. In many instances, a substantial portion of an operator’s copper network is unsuitable for DSL transmission.

Fiber technology allows an operator to deliver video, voice and data capabilities over an optical fiber medium that can deliver very high capacity to end-users. Because of the high costs associated with its deployment, fiber is used primarily for broadband access for businesses. It is most economically deployed in urban and suburban environments where business and residents create very high demand for services over broadband, and end-users can afford the relatively high tariffs charged by operators to provide fiber-based connectivity.

Cable Networks.  Two-way cable modems using coaxial cable enable data services to be delivered over a network originally designed to provide television service to residential subscribers. Coaxial cable has greater transmission capacity than copper wires, but is often costly to upgrade for two-way data services. The data rate available to each subscriber on a cable link decreases as the number of subscribers using the link increases. Cable coverage, which is not available in many countries, may limit the growth of this segment as a broadband access medium.

Satellite Networks.  For a variety of technological and economic reasons, we do not believe that satellite technologies have presented the most direct competitive challenge to the fixed wireless access systems offered by us.

MANAGEMENT

Executive Officers and Directors

The names, ages and positions of our executive officers and directors as of August 31, 2007 are listed below along with their business experience during the past five years.

Name	Age	Title
Matthew J. Desch	49	Chairman of the Board of Directors
Eric D. Stonestrom	46	President and Chief Executive Officer, Director
David Brant	44	Senior Vice President and Chief Financial Officer
Henrik Smith-Petersen	43	President, Asia Pacific
Arthur Levine	49	Vice President, Finance and Controller
Paul Senior	43	Senior Vice President and Chief Technology Officer
Julianne M. Biagini	45	Director
Bandel L. Carano	46	Director
Michael T. Flynn	58	Director
Frederick R. Fromm	58	Director
Guillermo Heredia	65	Director
Thomas S. Huseby	60	Director
David A. Twyver	60	Director

Matthew J. Desch became Chairman of the Board of Directors of Airspan on July 1, 2000. Since September 2006, Mr. Desch has served as Chairman and Chief Executive Officer of Iridium Satellite LLC, a global supplier of mobile satellite communications services. Prior to joining Iridium, Mr. Desch served as the Chief Executive Officer of Telcordia Technologies, a private communications software and services supplier from July 2002 until October 2005. He is currently a member of the board of directors of Starent Networks. From 1987 through May 2000, Mr. Desch served in a variety of management positions with Nortel Networks, a global supplier of networking solutions and services. From 1996 through 2000, he served as Executive Vice President and President of Nortel’s Wireless Networks division, responsible for Nortel’s global wireless infrastructure business. Mr. Desch has a B.S. from Ohio State University and an M.B.A. from the University of Chicago.

Eric D. Stonestrom joined Airspan as Executive Vice President and Chief Operating Officer in January 1998. In May 1998, he was named President and Chief Executive Officer, as well as a member of the Board of Directors. From 1995 to January 1998, Mr. Stonestrom was employed by DSC Communications Corporation, a provider of telecommunications equipment and services (“DSC”), as a Vice President of operating divisions, including the Airspan product line. From 1984 until 1995, Mr. Stonestrom worked at telecommunications corporations Bell Laboratories and AT&T in a variety of positions. He received B.S., M.S. and M. Eng. degrees in 1982, 1983 and 1984, respectively, from the College of Engineering at the University of California at Berkeley.

David Brant joined Airspan in January 1998 as Finance Director. He became Senior Vice President and Chief Financial Officer in January 2007. Between July 2000 and December 2005 Mr. Brant served as Vice President Finance and Controller. In December 2005 the Company transferred its Finance function to the United States, and he assumed an operating role leading the Company’s AS.NET division, broadening his experience across the operational functions of the Company. From 1990 to 1998, Mr. Brant was employed by DSC in various financial roles, the last post as Director of European Accounting. He received a B.A. in Mathematical Economics in 1984 from Essex University and is a Fellow of the Association of Chartered Certified Accountants.

Henrik Smith-Petersen joined Airspan in February 1998 as Senior Director in Sales. He became Regional Vice President for Asia Pacific in April 2000 and in February 2001 became President, Asia Pacific. Prior to joining Airspan, from July 1997 he was with DSC as Director of Business Development. In DSC he gained extensive experience developing new business and partnerships worldwide in the wireless telecommunication market. Before joining DSC, he worked for four years for AT&T’s Network Systems Group in Italy, where he developed AT&T’s operation systems business and later became Key Account Manager for Italtel,

AT&T’s local partner in Milan, developing the Telecom Italia business. He received his B.Sc. in Business Economics degree from Copenhagen School of Economics in Denmark in 1990, and a M.B.A. from SDA BOCCONI University in Milan in 1992.

Arthur Levine joined Airspan in October 2005 as Director of Finance and, in January 2006, he was named Airspan’s Vice President, Finance and Controller. From February 2003 to March 2005, Mr. Levine was Director of Finance of DentaQuest Ventures, Inc., a privately held third party administrator and insurer of dental benefits. From September 1995 to February 2003, at Scitex Corporation Ltd., a publicly-traded manufacturer of digital printing equipment, Mr. Levine served in various financial roles, the last of which was Vice President and Corporate Controller. Mr. Levine worked at Ernst & Young from 1984 to 1995. He holds a B.S. degree from the Wharton School of the University of Pennsylvania and is a Certified Public Accountant.

Paul Senior joined the Airspan in January of 1998 and has served as Head of Airspan’s Radio Planning Team, Director of Customer Services, Senior Director of Operations and Sales, Asia Pacific, as Vice President, Marketing and Product Management and since May 2007 as Airspan’s Senior Vice President and Chief Technology Officer. Mr. Senior is an industry veteran, with over 22 years experience in the radio telecommunication industry. Mr. Senior started his career at GEC Telecoms and worked in research at Plessey Research, Nortel’s BNR, Alcatel and DSC Communications. In late 2002, Mr. Senior participated in the creation of today’s WiMAX Forum®, alongside other industry visionaries. Paul is very active within the WiMAX Forum® and is one of its most vocal evangelists. Paul is a Charter Board member of the WiMAX Forum®.

Julianne M. Biagini has served as a director of Airspan since August 2006. Ms. Biagini has been employed by Endwave Corporation, a supplier of RF subsystems for millimeterwave, broadband wireless access systems, since 1994, and is currently an Executive Vice President. Ms. Biagini also served for five years as Chief Financial Officer of Endwave from May 2001 through April 2006. From 1992 until 1994, Ms. Biagini was the manager of Accounting and Tax at Exponent, Inc., an engineering and scientific consulting firm. Prior to 1992, Ms. Biagini worked at KPMG as a tax specialist. Ms. Biagini serves as a member of the board of directors of the American Electronics Association and is chairperson of the Silicon Valley/Northern California Council. Ms. Biagini is a Certified Public Accountant with a B.S. in business administration from San Jose State University and an M.B.A. from Santa Clara University.

Bandel L. Carano joined the Board of Directors of Airspan in September 2006. Mr. Carano, who was a member of the company’s Board of Directors from January 1998 to February 2001, has been a general partner of Oak Investment Partners, a multi-stage venture capital firm, since 1987. Mr. Carano also serves on the Investment Advisory Board of the Stanford Engineering Venture Fund, the Board of Directors of Wireless Facilities, Inc., FiberTower Corporation, the Supervisory Board of Tele Atlas N.V. and the Board of Directors of numerous private companies, including Trapeze Networks, MobiTV, Tensilica and Visto Corporation. Mr. Carano holds a B.S. and an M.S. in Electrical Engineering from Stanford University.

Michael T. Flynn has served as a director of Airspan since July 2001. From June 1994 until March 31, 2004, Mr. Flynn served as an officer of ALLTEL Corporation, an integrated telecommunications provider of wireless, local telephone, long-distance, competitive local exchange, Internet and high-speed data services. From May 2003 until April 2004, he held the position of Assistant to the Chief Executive Officer. From April 1997 to May 2003, Mr. Flynn served as Group President of Communications at ALLTEL. From June 1994 to April 1997, Mr. Flynn was President of the Telephone Group of ALLTEL. Since January 2004, Mr. Flynn has served on the Board of Directors, the Audit Committee and the Compensation Committee of WebEx Communications, a publicly-traded company providing real time web collaboration and conferencing services. He also serves as a member of the Board of Directors of several private companies including: Calix, a leading provider of next generation, integrated voice, data and video, loop and transport access technology; and GENBAND a provider of access and trunking media gateway solutions for VoIP and signaling applications. Mr. Flynn earned his B.S. degree in Industrial Engineering from Texas A&M University in 1970. He attended the Dartmouth Institute in 1986 and the Harvard Advanced Management Program in 1988.

Frederick R. Fromm joined the Airspan Board of Directors in June 2006. Mr. Fromm has served for more than 30 years in the telecommunications industry, where he has held a variety of senior executive positions with a broad range of companies. Since January 2006, Mr. Fromm has served as the Chairman of the

Board and Chief Executive Officer of nexVortex, Inc., a privately-held business-grade VoIP services provider. From July 2004 until September 2005, Mr. Fromm served as the President and Chief Executive Officer and as a director of Mobeon AB, a Swedish based telecom software manufacturer and supplier of specialized messaging software components to tier-one telecom network equipment vendors. From May 2003 to February 2004, Mr. Fromm was President and Chief Executive Officer and a director of Gluon Networks, Inc., a private telecommunications equipment company. From July 2000 to October 2001, he was President, and from November 2001 to October 2002 he was also a director and Chief Executive Officer of Oplink Communications, Inc., an optical components company that completed its initial public offering during Mr. Fromm’s tenure with the Company. Between June 2001 and July 2006, Mr. Fromm served as a director of Wave Wireless Corporation, a public wireless telecom equipment company. Mr. Fromm received B.S. and M.S. degrees in Engineering from the University of Wisconsin-Milwaukee and an M.B.A. from Florida Atlantic University.

Guillermo Heredia joined the Board of Directors of Airspan in January 2001. Since September 2005, Mr. Heredia has served as President and CEO of AeroLineas MesoAmericanas, a new low cost airline carrier operating within Mexico. From 1999 to 2005, Mr. Heredia served as the managing partner of Consultores en Inversiones Aeronauticas, a provider of consulting services to airline operators and investors. Mr. Heredia has served in the senior management of three major Mexican corporations: as President and Chief Operating Officer of Aeromexico from 1989 to 1992, as President and Chief Operating Officer of Grupo Iusacell, Mexico’s number two wireless carrier from 1992 to 1994, and as President and Chief Executive Officer of Previnter, a joint venture of AIG, Bank Boston and Bank of Nova Scotia from 1995 to 1999. Mr. Heredia currently serves as a member of the board of directors for W.L. Comunicaciones, a private telecommunications company involved in developing a wide band fiber optic network in Mexico City and throughout Mexico and for Jalisco Tequilana Internacional, a private distiller and distributor of Tequila. Mr. Heredia holds a degree in Mechanical Engineering from the Universidad de las Americas and in Business Administration from Universidad Iberoamericana.

Thomas S. Huseby has served as a Director of Airspan since January 1998, serving as Chairman of the Board from January 1998 until July 2000. Since August 1997, Mr. Huseby has served as the Managing Partner of SeaPoint Ventures, a venture capital fund focused on communications infrastructure. Mr. Huseby has also served as an advisor to Oak Investment Partners since August 1997. Prior to his employment with SeaPoint Ventures, from 1994 to 1997, Mr. Huseby was the Chairman and Chief Executive Officer of Metawave Communications, a previously public corporation which manufactured cellular infrastructure equipment. Previously he was President and Chief Executive Officer of Innova Corporation, a previously public manufacturer of millimeter wave radios. Mr. Huseby is currently Chairman of the Board of Hubspan, a private integration solutions provider, Qpass, Inc., a private corporation which offers software that facilitates the sale of digital content for wireless carriers, MobileLime, a private company that allows consumers to make purchases through any mobile phone at participating merchants, Telecom Transport Management, Inc., a privately held company providing comprehensive backhaul transport solutions for wireless carriers in the United States, and SnapIn Software, Inc., a privately held company that develops handset-based wireless customer care and diagnostic products for mobile network operators. He is also a board member of the following privately held corporations: Kineto Wireless, Mojix, Trumba and Wireless Services Corporation. Mr. Huseby has a Bachelor’s degree in Economics and a B.S.I.E. from Columbia University and an M.B.A. from Stanford University.

David A. Twyver joined the Board of Directors of Airspan in May 1999. Mr. Twyver served as the President and Chief Executive Officer of Ensemble Communications Inc., a supplier of LMDS wireless equipment, from January 2000 until September, 2002. From 1996 to 1997, Mr. Twyver served as Chief Executive Officer of Teledesic Corporation, a satellite telecommunications company. From 1974 to 1996, Mr. Twyver served in several management positions at Nortel Networks Limited, a leading global supplier of data and telephone network solutions and services, most recently as president of Nortel Wireless Networks from 1993 to 1996. Mr. Twyver served as a director of Metawave Communications, Inc, a manufacturer of cellular infrastructure equipment, from March 1998 until February 2003 and as a member of Metawave Communications, Inc.’s Audit Committee from June 2000 until February 2003. Mr. Twyver also served as Chairman of the Board of Directors of Ensemble from January 2002 until December 2003 and as a director until April 2004. He received his B.S. in Mathematics and Physics from the University of Saskatchewan.

UNDERWRITING

We have entered into an underwriting agreement with the underwriters named below. Needham & Company, LLC and Stephens Inc. are acting as representatives of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares opposite its name below.

Underwriter	Number of Shares
Needham & Company, LLC
Stephens Inc.
Total

The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below.

The underwriting agreement provides that we will indemnify the underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute payments that the underwriters may be required to make in respect thereof.

We have granted an option to the underwriters to purchase up to 2,100,000 additional shares of common stock at the public offering price per share, less the underwriting discounts and commissions, set forth on the cover page of this prospectus supplement. This option is exercisable during the 30-day period after the date of this prospectus supplement. The underwriters may exercise this option only to cover over-allotments made in connection with this offering. If this option is exercised, each of the underwriters will purchase approximately the same percentage of the additional shares as the number of shares of common stock to be purchased by that underwriter, as shown in the table above, bears to the total shown.

The representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price per share set forth on the cover page of this prospectus. The underwriters may offer shares to securities dealers, who may include the underwriters, at that public offering price less a concession of up to $_____ per share. The underwriters may allow, and those dealers may reallow, a concession to other securities dealers of up to $_____ per share. After the offering to the public, the offering price and other selling terms may be changed by the representatives.

The following table shows the per share and total underwriting discount to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share	No Exercise	Full Exercise

Paid by Airspan Networks Inc.

We estimate that the total expenses of the offering, excluding the underwriting discount and commissions, will be approximately $215,000.

Sales of Similar Securities

We have agreed not to offer, sell, contract to sell, pledge, grant options to purchase, or otherwise dispose of any shares of our common stock or securities exchangeable for or convertible into our common stock for a period of 90 days after the date of this prospectus supplement without the prior consent of Needham & Company, LLC. This agreement does not apply to any existing employee benefit plans or conversion of outstanding securities. Our directors, executive officers and other stockholders, who collectively hold in the aggregate 200,690 shares of our Series B preferred stock have agreed not to, directly or indirectly, sell, hedge, or otherwise dispose of any shares of common stock, options to acquire shares of common stock, or securities exchangeable for or convertible into shares of common stock, for a period of 90 days after the date of this prospectus without the prior written consent of Needham & Company, LLC; provided that sales under existing Rule 10b5-1 plans may continue and sales of vesting restricted stock are permitted to cover certain tax obligations of the holders thereof. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Needham & Company, LLC waives, in writing, such an extension. Needham & Company, LLC may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. In connection with our September 2006 sale of Series B preferred stock to Oak in a private placement, we filed a registration statement in January 2007 registering the resale of up to 20,069,000 shares of our common stock issuable on conversion of our Series B preferred stock.

Price Stabilization and Short Positions

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus supplement. This creates a short position in our common stock for their own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. To close out a short position or to stabilize the price of our common stock, the underwriters may bid for, and purchase, common stock in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our common stock in this offering because the underwriters repurchase that stock in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, shares of our common stock in market making transactions. These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the NASDAQ Global Market or otherwise.

Passive Market Making

In connection with this offering, some of the underwriters and selling group members, if any, or their affiliates may engage in passive market making transactions in our common stock on the NASDAQ Global Market immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 generally provides that:

•	a passive market maker may not effect transactions or display bids for our common stock in excess of the highest independent bid price by persons who are not passive market makers;

•	net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our common stock during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and
•	passive market making bids must be identified as such.

Passive market making may stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

VALIDITY OF SECURITIES

The validity of the shares of common stock offered hereby will be passed upon for us by Dorsey & Whitney LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Choate, Hall & Stewart LLP, Boston, Massachusetts.

EXPERTS

Our consolidated financial statements for the years ended December 31, 2006 and December 31, 2005 appearing in our Annual Report on Form 10-K for the year ended December 31, 2006, including the schedule appearing therein, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, included therein, have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in its reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

Our consolidated financial statements for the year ended December 31, 2004 appearing in our Annual Report on Form 10-K for the year ended December 31, 2006 (including the schedule appearing therein), have been audited by Ernst & Young LLP, independent registered public accounting firm, as indicated in their report thereon included therein and incorporated herein by reference. Such financial statements and schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. These reports, proxy statements and the other information we file with the SEC contain additional information about us. Our SEC filings are available to the public at the SEC’s web site at http://www.sec.gov. You may also read and copy these reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. You can also inspect these materials at the offices of the NASDAQ Global Market, at 1735 K Street, N.W., Washington, D.C. 20006.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the securities that may be offered hereby. This prospectus supplement and the prospectus do not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For more information about us and the securities covered by this prospectus supplement and the prospectus, you should see the registration statement and its exhibits and schedules. Any statement made in this prospectus supplement or the prospectus concerning the provisions of documents may be incomplete, and you should refer to the copy of such documents filed as an exhibit to the registration statement with the SEC.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the prospectus, and information we file with the SEC after the date of this prospectus supplement will automatically update and supersede the information included and the information incorporated by reference in this prospectus supplement and the prospectus.

We incorporate by reference the following documents and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of this offering:

•	Our Quarterly Report on Form 10-Q for the quarter ended April 1, 2007;
•	Our Quarterly Report on Form 10-Q for the quarter ended July 1, 2007;
•	Our Current Report on Form 8-K filed May 10, 2007 (only to the extent deemed filed);
•	Our Current Report on Form 8-K filed March 1, 2007 (only to the extent deemed filed);
•	Our Current Report on Form 8-K filed July 3, 2007 (only to the extent deemed filed);
•	Our Current Report on Form 8-K filed August 1, 2007 (only to the extent deemed filed);
•	Our Annual Report on Form 10-K for the year ended December 31, 2006; and
•	All of our filings pursuant to the Securities Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement.

A statement contained in a document incorporated by reference into this prospectus supplement and the prospectus shall be deemed to be modified or superceded for purposes of this prospectus supplement and the prospectus to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document which is also incorporated in this prospectus supplement or the prospectus modifies or replaces such statement. Any statements so modified or superceded shall not be deemed, except as so modified or superceded, to constitute a part of this prospectus supplement or the prospectus.

Certain Current Reports on Form 8-K dated both prior to and after the date of this prospectus supplement are or will be furnished to the SEC and shall not be deemed “filed” with the SEC and will not be incorporated by reference into this prospectus supplement or the prospectus. However, all other reports and documents filed by us after the date of this prospectus supplement under Sections 13(a), 14 and 15(d) of the Exchange Act prior to the termination of the offering of the common stock covered by this prospectus supplement are also incorporated by reference in this prospectus supplement and the prospectus and are considered to be part of this prospectus supplement and the prospectus from the date those documents are filed.

You may request a copy of this prospectus supplement or the prospectus and any document incorporated by reference herein at no cost, by writing, calling or e-mailing us at the following address:

Airspan Networks Inc.
777 Yamato Road, Suite 310
Boca Raton, Florida 33431
Telephone: (561) 893-8670
E-mail: pguevara@airspan.com

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the prospectus and in any other applicable prospectus supplement. We have not authorized anyone else to provide you with different information.

Prospectus

$50,000,000

AIRSPAN NETWORKS INC.

COMMON STOCK
CONVERTIBLE PREFERRED STOCK

WARRANTS

We may offer, from time to time, in one or more series:

•	shares of common stock;
•	shares of convertible preferred stock; and
•	warrants to purchase the above securities.

The securities:

•	will have a maximum aggregate offering price of $50,000,000;
•	will be offered at prices and on terms to be set forth in one or more accompanying prospectus supplements;
•	may be offered separately or together, or in separate series; and
•	may be listed on a national securities exchange, if specified in an accompanying prospectus supplement.

Airspan Networks Inc.’s common stock is listed on The NASDAQ Global Market under the symbol “AIRN.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The securities may be sold from time to time directly, through agents or through underwriters and/or dealers.

If any agent of the issuer or any underwriter is involved in the sale of the securities, the name of such agent or underwriter and any applicable commission or discount will be set forth in the accompanying prospectus supplement.

This prospectus may be used to offer and sell securities only if accompanied by a prospectus supplement.

The date of this prospectus is June 20, 2007.

56

You should rely only on the information contained in or incorporated by reference in this prospectus and the accompanying prospectus supplement. No person has been authorized to give any information or to make any representation not contained or incorporated by reference in this prospectus or the accompanying prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by us or any underwriter, dealer or agent. Neither this prospectus nor the accompanying prospectus supplement constitutes an offer to sell or a solicitation of an offer to buy securities in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. You should not assume that the information provided by this prospectus or the accompanying prospectus supplement is accurate as of any date other than the respective dates on the front of those documents.

In this prospectus and in the accompanying prospectus supplement, unless the context requires otherwise, references to “Airspan,” “we,” “us” and “our” mean Airspan Networks Inc. and its subsidiaries.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, the “SEC,” utilizing a “shelf” registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to an aggregate offering price of $50,000,000. This prospectus provides you with a general description of the securities we may offer. This prospectus does not contain all of the information set forth in the registration statement as permitted by the rules and regulations of the SEC. For additional information regarding Airspan Networks Inc. and the offered securities, please refer to the registration statement. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. These reports, proxy statements and the other information we file with the SEC contain additional information about us. Our SEC filings are available to the public at the SEC’s web site at http://www.sec.gov. You may also read and copy these reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. You can also inspect these materials at the offices of The NASDAQ Global Market, at 1735 K Street, N.W., Washington, D.C. 20006.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the securities that may be offered hereby. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For more information about us and the securities covered by this prospectus, you should see the registration statement and its exhibits and schedules. Any statement made in this prospectus concerning the provisions of documents may be incomplete, and you should refer to the copy of such documents filed as an exhibit to the registration statement with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information we file with the SEC after the date of this prospectus will automatically update and supersede the information included and the information incorporated by reference in this prospectus.

We incorporate by reference the following documents and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of this offering:

•	Our Quarterly Report on Form 10-Q for the quarter ended April 1, 2007;
•	Our Current Report on Form 8-K filed May 10, 2007 (only to the extent deemed filed);
•	Our Current Report on Form 8-K filed March 1, 2007 (only to the extent deemed filed);
•	Our Annual Report on Form 10-K for the year ended December 31, 2006; and
•	All of our filings pursuant to the Securities Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement.

Certain Current Reports on Form 8-K dated both prior to and after the date of this prospectus are or will be furnished to the SEC and shall not be deemed “filed” with the Securities and Exchange Commission and will not be incorporated by reference into this prospectus. However, all other reports and documents filed by us after the date of this prospectus under Sections 13(a), 14 and 15(d) of the Securities Exchange Act of 1934

prior to the termination of the offering of the Common Stock covered by this prospectus are also incorporated by reference in this prospectus and are considered to be part of this prospectus from the date those documents are filed.

You may request a copy of this prospectus and any document incorporated by reference herein at no cost, by writing, calling or e-mailing us at the following address:

Airspan Networks Inc.
777 Yamato Road, Suite 310
Boca Raton, Florida 33431
Telephone: (561) 893-8670
E-mail: pguevara@airspan.com

You should rely only on the information contained or incorporated by reference in this prospectus and the applicable prospectus supplement. We have not authorized anyone else to provide you with different information.

FORWARD LOOKING STATEMENTS

This prospectus contains projections and other forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans” “anticipates,” “intends,” “believes,” “estimates,” “projects,” “predicts,” “potential” and similar expressions intended to identify forward-looking statements. These statements reflect our views as of the date of this prospectus with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. We will discuss many of these risks and uncertainties in greater detail in any prospectus supplement under the heading “Risk Factors.” Additional cautionary statements or discussions of risks and uncertainties that could affect our results or the achievement of the expectations described in forward-looking statements may also be contained in the documents we incorporate by reference into this prospectus.

You should read this prospectus and the documents that we incorporate by reference into this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

We do not intend to update these forward-looking statements, whether as a result of new information, future events or otherwise. You should, however, review additional disclosures we make in our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and Annual Reports on Form 10-K and any proxy statements filed with the SEC.

AIRSPAN NETWORKS INC.

We are a global supplier of Broadband Wireless equipment for WiMAX, WiFi and other technologies, including Voice-over-Internet Protocol (“VoIP”) switching that allow communications service providers (often referred to as “local exchange carriers,” or simply telephone companies), Internet service providers (often referred to as “ISPs”) and other telecommunications users, such as utilities and enterprises, to cost-effectively deliver high-speed data and voice services using radio frequencies rather than wires. We call this transmission method “Broadband Wireless”. Historically, the primary market for our systems was a subset of the fixed broadband wireless access systems market — the fixed point-to-multipoint market in radio frequencies below 6.0 GHz. In the future, we expect the market to include fixed, portable and mobile broadband wireless access systems markets, in the same frequencies.

Each of our wireless systems utilizes digital radio technology, which provides either wide- or local-area coverage, robust security and resistance to fading. These systems can be deployed rapidly, providing an attractive alternative or complement to traditional copper wire, cable, or fiber-optic communications access networks. Our products also include software tools that optimize geographic coverage of our systems and provide ongoing network management. To facilitate the deployment and operation of our systems, we also offer network installation, training and support services. Our broadband wireless systems have been installed by more than 400 network operators in more than 100 countries.

Airspan’s predecessor, Airspan Communications Corporation, was incorporated as a Delaware corporation on January 30, 1998. Airspan Networks Inc. was incorporated in 1999 as a Washington corporation. At that time Airspan Communications Corporation merged into Airspan Networks Inc. Our corporate headquarters are located in Boca Raton, Florida. Our main operations, manufacturing and product development centers are located in Uxbridge, U.K., Airport City, Israel, and in Espoo, Finland.

Our product portfolio is comprised of a variety of products which operate based on (i) proprietary technologies we or others have developed and patented, (ii) WiMAX standards, or (iii) WiFi standards. Our product portfolio also includes VoIP products.

Our principal executive offices are located at 777 Yamato Road, Suite 310, Boca Raton, Florida 33431. Our telephone number in Boca Raton is (561) 893-8670.

RISK FACTORS

Investing in our securities involves a high degree of risk. The prospectus supplement applicable to each type or series of securities we offer will contain a discussion of material risks applicable to an investment in Airspan and to the particular types of securities that we are offering under that prospectus supplement. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed under the heading “Risk Factors” in the applicable prospectus supplement together with all of the other information contained in the prospectus supplement or appearing or incorporated by reference in this prospectus.

As noted under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2006, third parties may from time to time assert exclusive patent, copyright, trademark and other intellectual property infringement claims against the technologies that are important to us. We received a letter dated November 9, 2006 from WI-LAN Inc. raising various patent infringement claims and offering us a license of various WI-LAN patents. After reviewing WI-LAN’s Claims, on February 1, 2007, we sent a letter to WI-LAN notifying them that we had determined that we did not require a license from WI-LAN. On May 29, 2007 we received a follow up letter and materials from WI-LAN which continued to assert those claims. The Company is currently reviewing this matter in consultation with its patent counsel.

USE OF PROCEEDS

Unless we set forth other uses of proceeds in the prospectus supplement, we will use the net proceeds of the sale of the securities described in this prospectus and any prospectus supplement for general corporate purposes. These may include, among other uses, the reduction of outstanding indebtedness, working capital purposes, capital expenditures or acquisitions.

DESCRIPTION OF CAPITAL STOCK

Our amended and restated articles of incorporation authorize the issuance of 100,000,000 shares of common stock, $.0003 par value per share, and 5,000,000 shares of convertible preferred stock, $.0001 par value per share. At April 1, 2007, we had 40,762,820 shares of common stock issued and outstanding, excluding shares issuable upon exercise of options and Series B Preferred Stock. In addition, we had 200,690 shares of Series B Preferred Stock outstanding on such date. At April 1, 2007, the Series B Preferred Stock was convertible into 20,069,000 shares of common stock.

The following is a summary of certain provisions of Washington law and our amended and restated articles of incorporation and by-laws. This summary does not purport to be complete and is qualified in its entirety by reference to the corporate law of Washington and our amended and restated articles of incorporation and by-laws.

Common Stock

Holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders generally, including the election of directors. Holders of common stock have no cumulative voting rights and no preemptive or conversion rights. There are no redemption or sinking fund provisions available to the holders of common stock. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock will be entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available for such dividends. In the event of a liquidation, dissolution or winding up of Airspan, holders of common stock will be entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference to any then-outstanding holders of preferred stock.

Convertible Preferred Stock

At April 1, 2007, our amended and restated articles of incorporation authorized us to issue 5,000,000 shares of convertible preferred stock, which may be issued from time to time in one or more series upon authorization by our board of directors. Our board of directors, without further approval of the shareholders, is authorized to fix the terms, conversion rights, voting powers, designations, preferences and any other rights of each series of convertible preferred stock. The issuance of convertible preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of the holders of our common stock and, under certain circumstances, make it more difficult for a third party to gain control of Airspan, discourage bids for our common stock, or otherwise adversely affect the market price of our common stock.

Effective as of September 10, 2004, the Company entered into a Preferred Stock Purchase Agreement with Oak Investment Partners XI Limited Partnership (“Oak”) pursuant to which the Company sold 73,000 shares of the Convertible Preferred Stock designated as the “Series A Preferred Stock” to Oak for $29,200,000 (the “Series A Purchase Agreement”). These shares of Series A Preferred Stock were initially convertible into 7.3 million shares of Common Stock. The transaction closed on September 13, 2004. The shares of Series A Preferred Stock were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

Effective September 25, 2006, the Series A Purchase Agreement automatically terminated pursuant to and in accordance with the terms of the Preferred Stock Purchase Agreement, dated July 28, 2006, between the Company and Oak (the “Series B Purchase Agreement”). Pursuant to the Series B Purchase Agreement, the Purchaser transferred $29 million in cash and all 73,000 outstanding shares of Series A Preferred Stock held by the Purchaser to the Company in exchange for 200,690 shares of the Company’s Series B Preferred Stock. As a result the Series A Preferred Stock is no longer outstanding.

The holders of Series B Preferred Stock are entitled to and subject to the following rights and obligations:

•	Conversion Rights. Holders of the Series B Preferred Stock may convert the stock into shares of the Company’s common stock at any time at an initial conversion price of $2.90 per share (the “Conversion Price”), subject to adjustment as described below. For any thirty trading day period beginning after September 25, 2008, the Series B Preferred Stock will automatically convert into shares of the Company’s common stock at the Conversion Price if the common stock trades above $9.00 per share for 30 consecutive trading days. The Conversion Price is subject to certain antidilution adjustments, including for certain common stock dividends and distributions, stock splits, stock subdivisions and combinations, reclassifications, reorganizations, consolidations and for issuances of additional shares of common stock at below the Conversion Price.
•	Voting Rights. Each share of Series B Preferred Stock will initially be entitled to 81 votes on all matters submitted to a vote of the holders of the Company’s common stock. This voting ratio is subject to certain adjustments if the Conversion Price is adjusted for common stock dividends and distributions, stock splits, stock subdivisions and combinations or for certain reclassifications, reorganizations and consolidations.
•	Director Designation Rights. As long as Oak is a majority holder of the Series B Preferred Stock and the beneficial holder of at least 15% of the Company’s common stock, Oak will be entitled to elect one member to the Company’s Board of Directors.

•	Dividends. Holders of the Series B Preferred Stock are entitled to participate in dividends declared with respect to the common stock as if the Series B Preferred Stock was converted into the common stock.
•	Redemption Rights. The Company has the right on at least 30 but not more than 45 days notice, after September 25, 2011, to buy back any then outstanding Series B Preferred Stock, in whole or in 15% increments, at a price of $362.50 per share of Series B Preferred Stock (as appropriately adjusted for any combinations, divisions or similar recapitalizations with respect to the Series B Preferred Stock), plus an amount equal to all declared and unpaid dividends.
•	Liquidation. The Series B Preferred Stock is identified as ranking senior and prior to the common stock and all other classes or series of capital stock (other than preferred stock) with respect to payments upon liquidation. Upon any liquidation, holders are entitled to receive prior and in preference to any distribution to holders of the Company's common stock, the greater of (i) $290 per share of Series B Preferred Stock (the “Original Issue Price”) (as appropriately adjusted for any combinations, divisions, or similar recapitalizations with respect to the Series B Preferred Stock) plus all accumulated or accrued and unpaid dividends thereon or a pro rata portion of the amount available for distribution or (ii) the amount they would receive in such transaction if they converted the Series B Preferred Stock into Common Stock. The Original Issue Price will be appropriately adjusted for any combinations, divisions, or similar recapitalizations with respect to the Series B Preferred Stock.
•	Restrictive Covenants. So long as the Series B Preferred Stock is outstanding, pursuant to the Articles of Amendment, the Company has agreed to refrain from taking certain actions without the approval of the Company’s holders of a majority of the then outstanding Series B Preferred Stock voting separately as a class (the “Series B Vote”). The Company has agreed, with certain exceptions, to refrain from (either directly or indirectly by merger, consolidation or reclassification):
•	amending the Articles of Incorporation, By-laws or other governing documents so as to increase the number of authorized shares of the Company’s Preferred Stock;
•	adversely changing the rights, preferences or privileges of the Series B Preferred Stock or any holder thereof;
•	creating, authorizing, designating, offering, selling or issuing any equity security that is senior to or pari passu with the Series B Preferred Stock with respect to voting rights, dividends, liquidation preferences or conversion rights;
•	authorizing, offering, selling or issuing any shares of Series A Preferred Stock;
•	creating any new debt instrument or bank line or increasing any existing debt obligation or bank line, excluding trade payables and capital lease lines, if thereafter the Company’s aggregate indebtedness pursuant to such instruments, lines or arrangements entered into after the closing of the Series B Purchase Agreement exceeds $10,000,000 in the aggregate; and
•	declaring or paying any dividends or other distributions with respect to any capital stock of the Company, other than dividends on common stock paid in common stock with respect to any capital stock of the Company and certain purchases or redemptions of securities by the Company.

The Company will seek consent of the holders of the Series B Preferred Stock prior to the issuance of any series of the Convertible Preferred Stock that might require such consent under the above provisions.

Registration Rights of Certain Holders

The Series B Purchase Agreement required the Company to register with the SEC the resale of the shares of common stock into which the shares of Series B Preferred Stock are convertible, the shares of common stock issuable upon conversion of any additional shares Series B Preferred Stock issued as Registration Damages (as defined below) and any shares of common stock issued as (or issuable upon the conversion of exercise of any warrant, right or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, any of the foregoing (collectively, the “Registrable Securities”). In compliance with this requirement, the Company filed a registration statement on Form S-3 (File no. 333-140172) with the SEC on January 24, 2007 which was declared effective by the SEC on February 23, 2007.

If the registration statement with respect to the resale of such shares ceases to be effective as to the shares at any time thereafter for longer than 30 days at any one time or 60 days during any one year, the Company may be required to pay liquidated damages to the holder of the Registrable Securities. These liquidated damages, payable in cash or in additional shares of Series B Preferred Stock at the Company’s election, will be equal to 1% (the “Non-Registration Fee”) of the purchase price attributable to the Registrable Securities with respect to which the registration statement is not effective (the “Registration Damages”). The Non-Registration Fee may increase to 3% if the failure to maintain a registration statement is directly or indirectly the result of the Company’s fraud or gross negligence. The Non-Registration Fee will continue to accrue during each calendar month (or a lesser pro rata share if such period is less than a full calendar month) in which a registration statement is not effective until the earlier of the time (i) the registration statement becomes effective, (ii) the securities are sold or become eligible for resale pursuant to Rule 144 under the Securities Act, and (iii) the Company’s offers to purchase such securities and makes funds available for such purchase.

Notwithstanding the foregoing, in no event, will the Registration Damages exceed $30 million or be payable to a holder if the failure to maintain a registration statement with respect to the securities relates primarily to an act or omission of such holder.

A description of any applicable lock up to which the holders of Series B Preferred Stock or any other shareholders may be subject in connection with any offering of securities made hereby will be included in the relevant prospectus supplement.

Anti-Takeover Protections

Our articles of incorporation, bylaws and Washington law may discourage, delay or prevent a merger or acquisition that a shareholder may consider favorable. These provisions include:

•	authorizing the board of directors to issue additional common and preferred stock. As described above, this could make it more difficult for a third party to acquire us because our board of directors could issue new securities without a shareholder vote that might significantly dilute any potential acquiror.
•	not permitting cumulative voting in the election of directors. This makes it more difficult for a minority shareholder to gain representation on the board of directors.
•	limiting the persons who may call special meetings of shareholders to the President, the Board, the Secretary or shareholders holding 25% or more of the outstanding shares.
•	establishing advance notice requirements for nominations for election of the board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings. This allows management to exercise control over the agenda considered at shareholder meetings.

We are also subject to provisions of Washington law that could delay, deter or prevent us from entering into an acquisition. Chapter 19 of the Washington Business Corporation Act prohibits a Washington corporation such as us from engaging in a business combination with an interested shareholder unless specific conditions, for example, approval of our board of directors, are met. As a result, any potential purchaser must have the prior approval of our board in order to effect a takeover or, if no such board approval is received, the transaction would be delayed five years, effectively deterring most unsolicited purchasers.

Business Combination Statute

The Company is subject to the provisions of Washington Business Corporation Act, Section 23B.19 of the Revised Code of Washington, which prohibits a “target corporation,” with certain exceptions, from engaging in certain “significant business transactions,” such as a merger or sale of assets, with an “acquiring person” who acquires more than 10% of the voting securities of the target corporation for a period of five years after such acquisition, unless the transaction is approved by the majority of the members of the target corporation’s board of directors prior to the date of the transaction, or approved by the shareholders within five years following the acquisition of more than 10% of the voting securities of the target corporation, or unless the aggregate amount of the cash and the market value of non-cash consideration received by holders of outstanding shares of any class or series of stock of the target corporation is equal to certain minimum amounts. This provision could have the effect of discouraging a takeover offer for our shares that do not meet these requirements.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Listing

Our common stock is listed on The NASDAQ Global Market under the symbol “AIRN.”

Issuances of preferred shares are subject to the applicable rules of The NASDAQ Global Market or other regulatory organizations on whose systems our stock may then be quoted or listed. The issuance of shares of convertible preferred stock may have the effect of delaying, deferring or preventing a change in control of the company without further action by our stockholders and may adversely affect the voting and other rights of the holders of our common stock, including the loss of voting control to others.

Our board of directors, in approving the issuance of a series of our convertible preferred stock, has the authority to determine, and the applicable prospectus supplement may set forth with respect to such series, the following terms, among others:

•	the number of shares constituting that series and the distinctive designation of that series;
•	the voting rights of that series, if any, and the terms of such voting rights;
•	whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of any such redemption, including the date or dates upon or after which such shares shall be redeemable and the amount payable per share in case of redemption, which amount may vary under different conditions and at different redemption dates;
•	whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and conditions and amount of such sinking fund;
•	the rights of shares of that series in the event of a merger, acquisition, voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of Airspan, and the relative rights of priority, if any, of payment of shares of that series over shares of any other class or series;
•	whether the issuance of any additional shares of that series, or of any shares of any other series, shall be subject to restrictions as to issuance, or as to the powers, preferences or rights of any such other series;
•	the terms of conversion of the shares into shares of common stock or any other class or series, or any other security of Airspan or any other corporation, and, if so, the specification of such other class, series or type of such other security, the conversion price or prices or rate or rates, any adjustments thereof, the date or dates at which the shares of the series shall be convertible or exchangeable and all other terms and conditions upon which such conversion may be made;
•	the dividend rate, if any, of that series, the conditions of and the time of payment thereof, whether dividends shall be cumulative, and, if so, the date or dates from which any cumulative dividends shall commence to accrue, and the relative rights of priority, if any, of payment of dividends on shares of that series over shares of any other class or series; and
•	any other preferences, privileges and powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions of that series as the board of directors may deem advisable and as shall not be inconsistent with the provisions of our amended and restated articles of incorporation and as permitted under the laws of the State of Washington.

Material U.S. federal income tax considerations pertaining to an investment in our convertible preferred stock will be described in the applicable prospectus supplement.

DESCRIPTION OF WARRANTS

The following description, together with the additional information we may include in any applicable prospectus supplements, summarizes the material terms and provisions of the warrants that we may offer under this prospectus and the related warrant agreements and warrant certificates. While the terms summarized below will apply generally to any warrants that we may offer, we will describe the particular terms of any series of warrants in more detail in the applicable prospectus supplement. If we indicate in the prospectus supplement, the terms of any warrants offered under that prospectus supplement may differ from the terms described below. However, no prospectus supplement shall fundamentally change the terms that are set forth in this prospectus or offer a security that is not registered and described in this prospectus at the time of its effectiveness. Specific warrant agreements will contain additional important terms and provisions and will be incorporated by reference as an exhibit to the registration statement that includes this prospectus or as an exhibit to a current report on Form 8-K.

General

We will describe in the applicable prospectus supplement the terms of the series of warrants, including:

•	the offering price and aggregate number of warrants offered;
•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security or each principal amount of such security;
•	if applicable, the date on and after which the warrants and the related securities will be separately transferable;
•	the number of shares of common stock or preferred stock, as the case may be, purchasable upon the exercise of one warrant and the price at which these shares may be purchased upon such exercise;
•	the effect of any merger, consolidation, sale or other disposition of our business on the warrant agreements and the warrants;
•	the terms of any rights to redeem or call the warrants;
•	any provisions for changes to or adjustments in the exercise price or number of securities issuable upon exercise of the warrants;
•	the dates on which the right to exercise the warrants will commence and expire;
•	the manner in which the warrant agreements and warrants may be modified;
•	federal income tax consequences of holding or exercising the warrants;
•	the terms of the securities issuable upon exercise of the warrants; and
•	any other specific terms, preferences, rights or limitations of or restrictions on the warrants.

Before exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive dividends, if any, or, payments upon our liquidation, dissolution or winding up or to exercise voting rights, if any.

Exercise of Warrants

Each warrant will entitle the holder to purchase the securities that we specify in the applicable prospectus supplement at the exercise price that we describe in the applicable prospectus supplement. Unless we otherwise specify in the applicable prospectus supplement, holders of the warrants may exercise the warrants at any time up to the specified time on the expiration date that we set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Holders of the warrants may exercise the warrants by delivering the warrant certificate representing the warrants to be exercised together with specified information, and paying the required amount to the warrant agent in immediately available funds, as provided in the applicable prospectus supplement. We will set forth on the reverse side of the warrant certificate and in the applicable prospectus supplement the information that the holder of the warrant will be required to deliver to the warrant agent.

Upon receipt of the required payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will issue and deliver the securities purchasable upon such exercise. If fewer than all of the warrants represented by the warrant certificate are exercised, then we will issue a new warrant certificate for the remaining amount of warrants. If we so indicate in the applicable prospectus supplement, holders of the warrants may surrender securities as all or part of the exercise price for warrants.

Governing Law

The warrants and warrant agreements will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Rights by Holders of Warrants

Each warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, its warrants.

PLAN OF DISTRIBUTION

We may sell the securities:

•	through underwriters or dealers;
•	through agents;
•	directly to purchasers; or
•	through a combination of any such methods of sale.

Any underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act. The prospectus supplement relating to any offering of securities will set forth its offering terms, including the name or names of any underwriters, the purchase price of the securities and the proceeds to us from such sale, any underwriting discounts, commissions and other items constituting underwriters’ compensation, any initial public offering price, and any underwriting discounts, commissions and other items allowed or reallowed or paid to dealers, and any securities exchanges on which the securities may be listed. Only underwriters so named in the prospectus supplement are deemed to be underwriters in connection with the securities offered hereby.

If underwriters are used in the sale, they will acquire the securities for their own account and may resell them from time to time in one or more transactions, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, or at prices related to such prevailing market prices, or at negotiated prices. The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the offered securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Any agent involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to the agent will be set forth, in the accompanying prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

If so indicated in the prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers by certain specified institutions to purchase securities from us at the public offering price set forth in the accompanying prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject to any conditions set forth in the accompanying prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of these contracts. The underwriters and other persons soliciting these contracts will have no responsibility for the validity or performance of any such contracts.

Securities offered may be a new issue of securities with no established trading market. Any underwriters to whom or agents through whom these securities are sold by us for public offering and sale may make a market in these securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or the trading market for any such securities.

Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act or to contribution by us to payments they may be required to make in respect thereof.

Certain of the underwriters, agents or dealers and their associates may be customers of, or engage in transactions with and perform services for us in the ordinary course of business.

VALIDITY OF SECURITIES

Certain legal matters in connection with the validity of the securities of the Company will be passed upon for us by Dorsey & Whitney LLP, New York, New York.

EXPERTS

Our consolidated financial statements for the years ended December 31, 2006 and December 31, 2005 appearing in our Annual Report on Form 10-K for the year ended December 31, 2006, including the schedule appearing therein, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, included therein, have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

Our consolidated financial statements for the year ended December 31, 2004 appearing in our Annual Report on Form 10-K for the year ended December 31, 2006 (including the schedule appearing therein), have been audited by Ernst & Young LLP, independent registered public accounts, as indicated in their report thereon included therein and incorporated herein by reference.